4/24


03050254

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL



REGISTRANT'S NAME City e-Solutions Limited

*CURRENT ADDRESS ____________________

**FORMER NAME ____________________

**NEW ADDRESS ____________________

FILE NO. 82- 3667 FISCAL YEAR 12-31-02

Complete for initial submissions only ** *Please note name and address changes*

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OICF/BY: dlw
DATE : 4/24/03

File No: 82-3667

03 APR 24 PM 7:21

AR/S
12-31-02



City e-Solutions Limited

Annual Report 2002

MISSION ▷ To create value for businesses by being a premier solutions provider, through leveraging our domain expertise, capital base and technology.

CONTENTS

1 Financial Highlights

2 Foreword by Chairman

4 'CES' Corporate Information

5 Products and Services

9 Financial Review

13 Financial Summary

15 Audited Accounts

16 Directors' Report

26 Auditors' Report

27 Consolidated Profit & Loss Account

28 Balance Sheets

30 Consolidated Cash Flow Statement

32 Notes on the Financial Statements

FINANCIAL HIGHLIGHTS

● 2001 ○ 2002

(LOSS)/PROFIT BEFORE TAXATION



HK$'000
2001 (38,121)
2002 18,713

(LOSS)/PROFIT AFTER TAXATION ATTRIBUTABLE TO SHAREHOLDERS



HK$'000
2001 (35,665)
2002 20,489

TURNOVER



HK$'000
2001 98,197
2002 77,811

TOTAL SHARE CAPITAL AND RESERVES



HK$'000
2001 535,533
2002 556,097

TOTAL ASSETS



HK$'000
2001 602,077
2002 609,566

	2001	2002
NET TANGIBLE ASSETS PER SHARE (HK$)	$1.40	$1.45
(LOSS)/EARNINGS PER SHARE (HK cents)	(9.31 cents)	5.35 cents

FOREWORD BY CHAIRMAN



On behalf of the Board of Directors, I am pleased to present the Group's results for the financial year ended 31 December 2002 ("FY2002").

The Group, which has most of its activities in the United States, faced a challenging operating environment in 2002. The US hospitality industry continued to be constrained by the sluggish US economy, the after-effects of the tragic events of 9/11 and geopolitical uncertainties. The economic slowdown that started in 2001 resulted in a more subdued level of travel throughout 2002.

In the year under review, the Group recorded a turnover of HK$77.8 million comprising mainly revenue contribution of HK$61.7 million from its subsidiary, SWAN Holdings Limited Group ("SWAN") in the US and interest income of HK$14.0 million. SWAN's revenue, saw a decline of approximately 17.4 % from the previous year to HK$61.7 million. This was attributable to the macro-economic factors, as well as the rationalization of our risk management business. Our interest income also declined by 38.9 % from the previous year to HK$14.0 million due to the sharp decline of interest rates across the world.

The adoption of a prudent and cautious stance towards new investments during the year has put the group in a good position as it still has substantial cash resources available to capitalise on future investment opportunities.

In response to the difficult economic environment, SWAN undertook several significant cost rationalization and business refocus initiatives in 2002. Consequently, SWAN incurred a one-time restructuring charge of HK$13.5 million during the year under review. The re-alignment of the businesses, which was completed by end of June 2002, enabled the Group to substantially reduce its operating cost base and focus its business development efforts on the hotel management and reservations distribution businesses. Following this restructuring, we were able to realize positive results by increasing the number of management contracts to 25 at the end of 2002 as compared to 20 contracts a year earlier and by recording a net increase of 10 reservation contracts to 126 at the end of 2002.

At the operating level, of great significance is the fact that SWAN reported a profit before interest income of HK$3.9 million for the second half of 2002 as compared to a loss of HK$17.0 million for the corresponding period in 2001. For the year under review, before accounting for the one-off restructuring charge of HK$13.5 million and interest income, SWAN reported a loss of HK$3.7 million as compared to a loss of HK$26.5 million in 2001.

For 2002, I am pleased to report that the Group achieved a profit of HK$20.5 million attributable to its shareholders. This takes into account an exchange gain of HK$29.2 million. The Board proposed a final dividend of HK2 cents per share for the year under review. Basic earnings per share was HK5.35 cents calculated on 383,125,524 ordinary shares in issue during the year. Group's Net Tangible Asset backing per share increased to HK$1.45 from HK$1.40 a year earlier.

PROSPECTS

Given the continued uncertainty over the possibility of a war in Iraq and the timing of the recovery of the US economy, we have continued to adopt a cautious approach. As in 2001, there was no new investment undertaken during the year, which has proven to be prudent. With the retention of our significant cash resources, the Group will be able to capitalize on future investment opportunities.

The decisive measures taken in 2002 to rationalize our operating costs have put the Group in a good position to build on our existing business base and grow our revenues. We continue to work on many potential contracts and are optimistic of converting some of these into multi-year contracts in 2003 and beyond. We will take a very prudent approach in managing the businesses by ensuring costs are kept in line with the level of business activities. Barring unforeseen circumstances, the Group's performance in respect of its current hospitality-related operations is likely to improve in 2003.

On behalf of the Board of Directors, I would like to thank our customers, business partners, shareholders, management and staff for their continued support during a very challenging year.

Kwek Leng Beng
Chairman
13 March 2003

CES CORPORATE INFORMATION

CHAIRMAN AND MANAGING DIRECTOR
Kwek Leng Beng

CHIEF EXECUTIVE OFFICER
AND EXECUTIVE DIRECTOR
Vincent Yeo Wee Eng

EXECUTIVE DIRECTORS
Kwek Leng Joo
Kwek Leng Peck
Gan Khai Choon
Lawrence Yip Wai Lam

DIRECTORS
Hon. Chan Bernard Charnwut
Dr Lo Ka Shui
Wong Hong Ren
Lee Jackson @ Li Chik Sin

AUDIT COMITTEE
Lee Jackson @ Li Chik Sin (Chairman)
Hon. Chan Bernard Charnwut

COMPANY SECRETARY
Brian Tsang Link Carl

AUDITORS
KPMG
Certified Public Accountants, Singapore

PRINCIPAL BANKERS
The Hongkong & Shanghai
Banking Corporation Limited
Standard Chartered Bank

REGISTRARS
Principal Registrar
Computershare Hong Kong
Investor Services Limited

Branch Registrar
Maples and Calder,
Cayman Islands

PRINCIPAL OFFICE
2803, 28th Floor Great Eagle Centre
23 Harbour Road
Wanchai
Hong Kong

SINGAPORE BRANCH
36 Robinson Road
#04-01 City House
Singapore 068877

BUSINESS ADDRESS
390 Havelock Road
#02-01 King's Centre
Singapore 169662

REGISTERED OFFICE
C/o Maples and Calder
P.O. Box 309, Grand Cayman
Cayman Islands
British West Indies

LEGAL ADVISORS
Hong Kong
Iu, Lai & Li Solicitors & Notaries

Cayman Islands
Maples & Calder, Attorneys-at-Law

chapter

PRODUCTS AND SERVICES

PRODUCTS AND SERVICES

SWAN, a 'ces' 85%-owned subsidiary, is an integrated hospitality solutions provider. SWAN can help hoteliers manage their properties smarter, more competitively, and more cost effectively, all under the banner of one comprehensive service company.

The primary driver of success is SWAN'S ability to improve the operating performance of the clients' hotels. It has established a proven track record of helping hotel owners maximise profitability and increasing the value of their assets.

SWAN tailors practical and profitable solutions for owners and operators to address current challenges of the hospitality industry. It focuses on providing individualized service to each of the clients to meet specific operating requirements of their respective hotels.

The SWAN team offers a host of value-added services and expertise in all facets of hotel operation through its four business divisions: Richfield, Sceptre, Shield and Source.

The primary driver of success is SWAN'S ability to improve the operating performance of the clients' hotels. It has established a proven track record of helping hotel owners maximise profitability and increasing the value of their assets.

Richfield Hospitality Services (Hotel Management)
Richfield is an established independent hotel management company. With three decades of experience, it provides a full complement of management services to hotels from limited service properties to full-service and resort hotels.

Richfield provides expert assistance that allows clients to capitalise on its many years of hands-on experience and industry technological advances. The diversity of hotels and brands requires expertise in many different systems and technology platforms, which Richfield is well-equipped to offer, with its extensive experience in various franchise systems. Richfield is currently managing a portfolio of 25 hotels consisting of 6 internationally recognized hotel brands as well as a number of prestigious independent hotels. The brands in our portfolio include Choice, Country Inn & Suites, DoubleTree, Holiday Inn, Ramada and Sheraton.

Richfield achieves superior operating results through its strong commitment to guests, employees and owners. The ultimate aim is to enhance the asset value of the property being managed.

Services offered by Richfield include:
- Operations Improvement
- Sales & Marketing Consulting
- Revenue Enhancement
- Asset Preservation
- Management of Franchise Affiliation
- Forecasting and Yield Management
- Human Resources Management
- Accounting

Richfield is a fundamental component of SWAN and is well positioned to continue expanding its portfolio of management contracts for 3rd party hotel owners.

Sceptre Hospitality Resources (Reservation Distribution)

Since 1987, Sceptre has been helping small chains, hotel management companies as well as independent hotels and resorts increase their sales and profits through a variety of reservation management and distribution services.

The significant advantages provided by Sceptre are its state-of-the-art technology, the user friendliness of its systems and its consultative support function. Its team of industry professionals provides personalized expertise and guidance to each client, ensuring that hotels maximize the revenues they derive from the various distribution channels. Today, Sceptre is serving more than 125 hotels located around the world.

The current portfolio of services includes
- Distribution and Revenue Management Consulting and Analysis
- Electronic Marketing and Channel Management
- Global Distribution System Representation
- Private-label voice reservations
- Consortia Submission Service
- Travel Agents' Commission Settlement

This suite of services provides an unparalleled solution for the hotelier to increase revenues and gives its clients the electronic-distribution power typical of branded or franchised hotels as well as the best reservation technology.

The combination of Sceptre's expert assistance, and its array of services and products, can greatly enhance its clients' abilities to achieve significant increases in reservations derived through the various electronic distribution channels.

Utilizing the Hotel Factory technology platform, Sceptre's clients can make changes in availability, rates, and information within the system and have the information appear within the distribution channels within minutes without any further human intervention or action. This means the hotel staff can maintain greater control, capitalise on market conditions with greater agility than with any other system.

Shield (Insurance and Risk Management)
Shield provides risk management and insurance services to hotel. Recognizing the unique risk profile of the hotel industry, Shield advises hotel management teams on how to lower its overall cost of insurance through pro-active programmes to mitigate risks at their hotels.

In addition, Shield is able to help individual hotel obtain more cost competitive insurance policies through its portfolio of numerous hotel clients (due to better risk diversification and stronger buying power).

Source (Purchasing and Procurement)
Source delivers purchasing and procurement services to hotels across USA, with focus on delivering lower operating expenses to hotels and higher return on investments to owners.

Source offers hoteliers significant cost savings and economies of scale through its extensive number of national account agreements which are organized to support specific areas of need within each hotel such as Food and Beverage; Rooms Operations; Engineering and Energy; Administrative, Furnishings, Fixtures, and Equipment.

chapter

FINANCIAL REVIEW

FINANCIAL REVIEW

Group Performance

City e-Solutions Limited Group recorded a net profit attributable to its shareholders of HK$20.5 million, as compared to a net loss of HK$35.7 million in the previous year. The improvement in the Group's result was due mainly to lower expenses and exchange gain recognized during the year under review .

The Group recorded a lower turnover of HK$77.8 million, down 20.8%, from HK$98.2 million in the previous year. The operating environment of the US hospitality industry, where its subsidiary, SWAN Holdings Limited Group ("SWAN") operates, continues to be very challenging. Since the rationalization, SWAN has focused its business development efforts on growing the hotel management and reservations distribution businesses and had scaled down the risk management services during the year under review.

The cost rationalization completed by the end of June 2002, had enabled SWAN to substantially reduce its operating cost base. Accordingly, total administrative expenses amounted to HK$70.9 million, down 25.7% from HK$95.4 million in the previous year.

Consequently, the lower turnover can be attributed to a lower revenue contribution from its risk management services which decreased by 66.5% to HK$6.7 million from HK$20.0 million in the previous year. Reservation revenue which is aligned to business volume and revenue stream of the hotel customers, have declined by 8.1% to HK$27.1 million from HK$29.5 million. However, higher revenue from hotel management contracts were recorded, up 28.5% to HK$21.2 million from HK$16.5 million in the previous year due to additional fees of HK$7.5 million from the Group's affiliated hotels. Another contributing factor for the lower turnover was the fall in interest income pursuant to a sharp decline in interest rates globally. The Group's interest income was HK$14.0 million, a decrease of 38.9% from HK$22.9 million in the previous year.

Included in the Administrative Expenses, was a one-time restructuring charge of HK$13.5 million incurred by SWAN as the Group undertook several significant cost rationalization and business refocus initiatives in 2002. The cost rationalization completed by the end of June 2002, had enabled SWAN to substantially reduce its operating cost base. Accordingly, total administrative expenses amounted to HK$70.9 million, down 25.7% from HK$95.4 million in the previous year.

At the operating level before interest income and before accounting for the one-off restructuring charge of HK$13.5 million, SWAN incurred a lower operating loss of HK$3.7 million for the year under review, as compared to a loss of HK$26.5 million incurred in the previous year.

Other Net Income comprises principally exchange gain of HK$29.2 million recognized by the Group for the year under review as compared to exchange loss of HK$12.8 million recorded in the previous year. This arose mainly from the translation of foreign currency bank deposits denominated in Sterling Pound which were received in the year 1999 from the disposal of its interest in subsidiaries and dividends. On the Group's minor investment, no provision for diminution in value was required as at the end of this financial year end while an amount of HK$4.5 million was provided to restate this investment at fair value as at the end of the previous financial year.

The analyses of the Group's Revenue and Profit/(Loss) from Operations by business and geographical segments are set out in note (6) to the Financial Statements.

Financial Position

As at 31 December 2002, the Group's gross assets stood at HK$609.6 million, up from HK$602.1 million as at the end of the last financial year ended 31 December 2001.

The Group reports its results in Hong Kong dollars and it is the objective of the Group to preserve its value in terms of Hong Kong dollars.

Cash Flow and Borrowings

For the year under review, net cash inflow from operating activities amounted to HK$30.6 million. The Group received interest income of HK$14.0 million and proceeds of HK$39.0 million from disposal in investment securities. The main non-operational cash outflow related to purchase of fixed assets of HK$4.4 million.

The Group's cash and cash equivalents accordingly increased by HK$27.5 million in the financial year 2002. This increase, together with the favourable exchange translation gain on the foreign currency bank deposits resulted in a cash balance of HK$553.4 million as at the end of the financial year, up from HK$501.9 million as at the last financial year-end. Cash and cash equivalents are mainly held in Sterling Pound and United States dollars which form approximately 48% and 50% respectively of the total Cash and cash equivalents as at the financial year-end.

The Group has no borrowings for the year under review.

Treasury Activities

The Group's major foreign currency exposure is predominantly in Sterling Pound and United States dollar deposits. The Sterling Pound was received previously from the disposal of its interest in subsidiaries and dividends. With respect to the United States dollar deposits, as long as the Hong Kong dollar trades within the existing US dollar peg arrangement, currency risk will be minimal. The Group takes a medium to long term view on the Sterling Pound and Hong Kong dollars exchange rate risk and will take appropriate actions, when necessary, to reduce its foreign exchange exposure.

Employees

As at 31 December 2002, the Group had 42 employees, down from 72 as at the end of the last financial year ended 31 December 2001. The total payroll costs for the year 2002 was HK$33.8 million.

FINANCIAL SUMMARY

PROFIT AND LOSS ACCOUNTS

	THE GROUP				
	2002	2001	2000	1999*	1998*
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
Turnover	77,811	98,197	157,957	5,224,897	5,280,085
Operating Profit/(Loss)	18,713	(38,121)	19,956	1,127,610	1,065,705
Share of Profits of Associated Companies	-	-	-	45,216	20,630
	18,713	(38,121)	19,956	1,172,826	1,086,335
Profit arising from disposal of subsidiaries	-	-	4,698	-	-
Write down in value of leasehold hotel building	-	-	-	-	(40,831)
Profit arising from reduction in interests in subsidiaries	-	-	-	192,997	181,084
Provision for diminution in value of an associated company	-	-	-	(33,543)	-
	-	-	4,698	159,454	140,253
Profit/(Loss) Before Taxation And Minority Interests	18,713	(38,121)	24,654	1,332,280	1,226,588
Taxation	(376)	(170)	(3,282)	(285,651)	(294,582)
Profit/(Loss) After Taxation	18,337	(38,291)	21,372	1,046,629	932,006
Minority Interests	2,152	2,626	5,762	(407,823)	(358,768)
Profit/(Loss) After Taxation Attributable to Shareholders	20,489	(35,665)	27,134	638,806	573,238
Dividends attributable to the year	(7,663)	-	(7,635)	(602,080)	(156,786)
Basic Earnings/(Loss) Per Share (in HK cents) -	5.35	(9.31)	0.47	8.91	29.45

Note: *Figures for the years 1998 and 1999 have not been restated for the changes in certain accounting policies which were adopted with effect from 1 January 2001 for comparison purposes as it is deemed not necessary given that the nature of businesses of the Group then were significantly dissimilar to those in year 2000, 2001 and 2002 following its restructuring in year 2000.

FINANCIAL SUMMARY

BALANCE SHEETS

	THE GROUP				
	2002	2001	2000	1999*	1998*
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
Fixed Assets	7,477	7,851	8,573	22,810,279	16,337,885
Intangible Assets	538	506	-	-	-
Interests in Associated Companies	-	-	-	1,142,982	1,211,065
Other Financial Assets	226	662	-	6,551	6,037
Affiliated Companies	-	-	3,720	(2,275)	(7,567)
Deferred Expenditure	-	-	-	123,923	91,586
Current Assets	601,325	593,058	644,539	4,010,899	2,287,696
	609,566	602,077	656,832	28,092,359	19,926,702
Current Liabilities	(28,635)	(39,049)	(47,813)	(3,584,711)	(1,730,688)
	580,931	563,028	609,019	24,507,648	18,196,014
Representing:					
Share Capital	383,126	383,126	383,126	2,025,188	1,978,445
Reserves	172,971	152,407	195,933	5,667,536	5,698,228
Share Capital And Reserves	556,097	535,533	579,059	7,692,724	7,676,673
Minority Interests	24,834	26,968	29,636	7,865,160	4,496,299
Finance Leases	-	-	-	260,772	295,007
Bank Loans	-	-	-	7,184,650	4,879,623
Unsecured Bonds & Notes	-	-	-	719,593	466,640
Deferred Taxation	-	527	324	216,281	218,413
Other Creditors	-	-	-	568,468	163,359
	580,931	563,028	609,019	24,507,648	18,196,014

Note: *Figures for the years 1998 and 1999 have not been restated for the changes in certain accounting policies which were adopted with effect from 1 January 2001 for comparison purposes as it is deemed not necessary given that the nature of businesses of the Group then were significantly dissimilar to those in year 2000, 2001 and 2002 following its restructuring in year 2000.

chapter

AUDITED ACCOUNTS

The Directors have pleasure in submitting their annual report together with the audited financial statements for the year ended 31 December 2002.

PRINCIPAL ACTIVITIES

The principal activities of the Company comprise those of investment holding and the provision of consultancy services.

The principal activities of its subsidiaries comprise those of investment holding, e-business enablement, provision of hospitality solutions, hotel management services, reservation services, insurance sales and risk management services, accounting and payroll services and procurement services.

The analysis of the principal activities and geographical locations of the operations of the Company and its subsidiaries are set out in note 6 to the financial statements.

RESULTS

The consolidated profit and loss account for the year ended 31 December 2002 is set out on page 27 and shows consolidated profit after taxation and minority interests of the Group for the year of HK$20,489,000 (2001: loss of HK$35,665,000).

The state of affairs of the Company and of the Group as at 31 December 2002 is set out in the balance sheets on page 28.

DIVIDENDS

The Directors of the Company have proposed a final dividend for the year ended 31 December 2002 of HK2 cents per share (2001: Nil cents). No interim dividend was paid for the year ended 31 December 2002 (2001: Nil cents).

RESERVES

Movements in reserves during the year are set out in note 23 to the financial statements.

DONATIONS

The total charitable donations made by the Group for the year ended 31 December 2002 amounted to HK$16,000 (2001: HK$Nil).

SHARE CAPITAL

The Company did not issue any shares during the financial year.

FIXED ASSETS

Movements in fixed assets are set out in note 12 to the financial statements.

PARTICULARS OF SUBSIDIARIES

Particulars of subsidiaries are set out in note 14 to the financial statements.

None of the subsidiaries had any loan capital subsisting at the end of the year or at any time during the year.

MAJOR CUSTOMERS AND SUPPLIERS

During the year, the turnover attributable to the Group's five largest customers combined was about 49% (2001: 42%) of the Group's turnover and the largest customer, M&C Hotel Interests Inc., included therein accounted for approximately 39% (2001: 31%). The percentage of purchases attributable to the Group's five largest suppliers combined was about 90% (2001: 75%) and the largest supplier included therein accounted for approximately 65% (2001: 26%).

M&C Hotel Interests Inc. is an indirect subsidiary of City Developments Limited, a substantial shareholder of the Company.

DIRECTORS

The Directors of the Company during the financial year are as follows:-

Kwek Leng Beng
Kwek Leng Joo
Kwek Leng Peck
Gan Khai Choon
Hon. Chan Bernard Charnwut
Dr. Lo Ka Shui
Wong Hong Ren
Lee Jackson @ Li Chik Sin
Lawrence Yip Wai Lam
Vincent Yeo Wee Eng

In accordance with Article 116 of the Articles of Association of the Company, one third of the present Directors will retire from office by rotation at the forthcoming Annual General Meeting and, being eligible, offer themselves for re-election.

DIRECTORS AND SENIOR MANAGEMENT

Mr. Kwek Leng Beng, *aged 62*

Chairman and Managing Director

Mr. Kwek Leng Beng has been the Chairman and Managing Director of the Company since 1989. He is also the Chairman of Hong Leong Asia Ltd., Target Realty Limited, Millennium & Copthorne Hotels plc, Kwek Holdings Pte Ltd and Hong Leong Investment Holdings Pte. Ltd., Chairman and Managing Director of Hong Leong Finance Limited (formerly known as Hong Leong Singapore Finance Limited) and Executive Chairman of City Developments Limited. Mr. Kwek has extensive experience in hotel operations, property investment and development, as well as in finance.

In 1995, Mr. Kwek Leng Beng was appointed a member of the Singapore-US Business Council and was named Patron of the Real Estate Development Association of Singapore.

In March 2000, Mr. Kwek was conferred the "Asian Hotelier of the Decade" accolade at the Third Annual Asia Pacific Hotel Industry Investment Conference held in Singapore. In the same year, Mr. Kwek received an Honorary Degree from Oxford Brookes University, UK.

In 2000, Mr. Kwek was appointed a Member of the Board of Trustees of Singapore Management University ("SMU"), the third university in Singapore. SMU is partnered with the Wharton School of the University of Pennsylvania which is ranked among the top business schools in the United States.

Mr. Kwek was also a member of Singapore Government's Economic Restructuring Committee, sub-committee for Entrepreneurship and Internationalisation.

Mr. Kwek Leng Beng is the brother of Mr. Kwek Leng Joo, brother-in-law of Mr. Gan Khai Choon, cousin of Mr. Kwek Leng Peck.

DIRECTORS AND SENIOR MANAGEMENT (Cont'd)

Mr. Kwek Leng Joo, *aged 49*

Executive Director

Mr. Kwek Leng Joo was appointed an Executive Director of the Company in 1989. He is currently the Managing Director of City Developments Limited. He is also a Director of Hong Leong Finance Limited (formerly known as Hong Leong Singapore Finance Limited), Kwek Holdings Pte Ltd, Hong Leong Investment Holdings Pte. Ltd. and Millennium & Copthorne Hotels plc. Mr. Kwek has extensive experience in property development and investment and is currently the President of the Singapore Chinese Chamber of Commerce and Industry.

Mr. Kwek Leng Joo is the brother of Mr. Kwek Leng Beng, brother-in-law of Mr. Gan Khai Choon, cousin of Mr. Kwek Leng Peck.

Mr. Kwek Leng Peck, *aged 46*

Executive Director

Mr. Kwek Leng Peck has been an Executive Director of the Company since 1989. He serves as Executive Director on several Hong Leong Group companies, and has over 23 years of experience in trading, manufacturing, property investment and development, hotel operations, corporate finance and management. He also sits on the Boards of several public companies, including City Developments Limited, Hong Leong Corporation Limited, Hong Leong Asia Ltd., Target Realty Limited, Hong Leong Finance Limited (formerly known as Hong Leong Singapore Finance Limited), Hong Leong Holdings Limited, China Yuchai International Limited, Millennium & Copthorne Hotels plc and Tasek Corporation Berhad.

Mr. Kwek Leng Peck is the cousin of Mr. Kwek Leng Beng and Mr. Kwek Leng Joo.

Mr. Gan Khai Choon, *aged 56*

Executive Director

Mr. Gan Khai Choon was appointed an Executive Director of the Company in 1989 and is also Joint Managing Director of Hong Leong International (Hong Kong) Limited. He has more than 28 years of experience in banking, real estate investment and development. He has been responsible for overseeing the development of the Grand Hyatt Taipei and other international projects for the Hong Leong Group of companies. Mr. Gan has a Bachelor of Arts degree (Honours) in Economics from the University of Malaya.

Mr. Gan Khai Choon is the brother-in-law of Mr. Kwek Leng Beng and Mr. Kwek Leng Joo.

**** Hon. Chan Bernard Charnwut,*** *aged 38*

Director

Hon. Chan Bernard Charnwut has been a Director of the Company since 1989 and was appointed a member of the Audit Committee on 18 January 2000. He holds a Bachelor of Arts degree from Pomona College, California, USA. He is the Deputy Managing Director of Asia Financial Group as well as the Executive Director of Asia Insurance and Asia Commercial Bank. He has been appointed as the Chairman of Standing Committee on Disciplined Services Salaries & Conditions of Service; a Director of The Hong Kong Mortgage Corporation Ltd. and The Community Chest and a Council Member of Lingnan University. He is also a member of the Mandatory Provident Fund Schemes Advisory Committee, Process Review Panel of Securities & Futures Commission, Business Advisory Group, Hong Kong Sports Development Board and Fight Crime Committee. In addition, he serves as the Chairperson of The Hong Kong Council of Social Service, a Councillor of the Legislative Council of the Hong Kong Special Administrative Region and a Committee Member of the Chinese People's Political Consultative Committee of Guangxi Zhuang Autonomous Region in China.

DIRECTORS AND SENIOR MANAGEMENT (Cont'd)

*** Dr. Lo Ka Shui,** *aged 56*

Director

Dr. Lo Ka Shui was appointed to the Board of the Company in 1989. He graduated with B.Sc. from McGill University and M.D. from Cornell University, certified in Cardiology. He has more than 23 years of experience in property and hotel development, investment and management, both in Hong Kong and elsewhere. Dr. Lo is the Deputy Chairman and Managing Director of Great Eagle Holdings Limited and a Director of The Hong Kong and Shanghai Banking Corporation Limited, Shanghai Industrial Holdings Limited, Phoenix Satellite Television Holdings Limited and China Mobile (Hong Kong) Limited. He is also a Vice President of The Real Estate Developers Association of Hong Kong and a Trustee of the Hong Kong Centre for Economic Research. His public duties include being a Member of the Council of Advisors on Innovation and Technology, a Director of Hong Kong Exchanges and Clearing Limited and Chairman of the Growth Enterprise Market Listing Committee.

Mr. Wong Hong Ren, *aged 51*

Director

Mr. Wong Hong Ren was appointed a Director of the Company in October 1994. He is also the Group Investment Manager of Hong Leong Management Services Pte. Ltd.. He currently sits on the Boards of several public listed companies such as Millennium & Copthorne Hotels plc, Grand Plaza Hotel Corporation, CDL Hotels New Zealand Limited, Kingsgate International Corporation Limited, CDL Investments New Zealand Limited and China Yuchai International Limited.

*** Mr. Lee Jackson @ Li Chik Sin,** *aged 70*

Director

Mr. Lee Jackson was appointed a Non-Executive Director and Chairman of the Audit Committee of the Company in December 1998. He also sits on the Board of Metro Holdings Limited, Hong Fok Corporation Limited and Colorland Animation Limited. He was formerly a partner of an international firm of Chartered Accountants and is a member of The Australian Institute of Chartered Accountants.

Mr. Lawrence Yip Wai Lam, *aged 47*

Executive Director

Mr. Lawrence Yip was appointed an Executive Director of the Company in December 1998. He was formerly the General Manager (Finance & Administration) of the Company. He has over 10 years of experience in the Treasury Division of several banks. Prior to joining the Group in April 1990, Mr. Yip held the position of Regional Treasurer with a bank in Singapore.

Mr. Vincent Yeo Wee Eng, *aged 34*

Executive Director and Chief Executive Officer

Mr. Vincent Yeo was appointed an Executive Director and Chief Operating Officer of the Company on 26 June 2000. He was subsequently promoted to Chief Executive Officer in November 2000.

Mr. Yeo was an Executive Director of Millennium & Copthorne Hotels plc ("M&C"), the London-listed hotel arm of the Hong Leong Group, overseeing global sales and marketing from February 1998 till March 2000. Prior to his appointment to the M&C Board, Mr. Yeo was the Managing Director of CDL Hotels New Zealand Limited and CDL Investment New Zealand Limited and the Executive Director of Kingsgate International Corporation Limited.

In those capacities, he was in charge of the Australian and New Zealand operations and responsible for developing and integrating the M&C Group's hotels into the largest hotel chain in New Zealand. Mr. Yeo remains a non-executive Director on the Boards of the M&C Group's three listed subsidiaries in New Zealand. Prior to his involvement in hotels, he was with the international stock broking firm, Smith New Court Securities (now Merrill Lynch).

** Independent non-executive director*
The non-executive Directors are subject to the same terms of appointment as the other directors of the Company.
Fees payable to non-executive Directors are approved by the Board at the end of each financial year.

DIRECTORS' INTERESTS

(a) As at 31 December 2002, the beneficial and non-beneficial interests of the Directors in the securities of the Company or its associated corporations (as defined in the Securities (Disclosure of Interests) Ordinance of Hong Kong ("the SDI Ordinance")) which were required to be notified to the Company and The Stock Exchange of Hong Kong Limited ("the Stock Exchange") pursuant to Section 28 of the SDI Ordinance (including interests which they were deemed or taken to have under Section 31 or Part 1 of the Schedule to the SDI Ordinance) or which were entered in the register maintained by the Company pursuant to Section 29 of the SDI Ordinance were as follows:-

The Company

Name of Director	Nature of Interest	Number of Ordinary Shares of HK$1.00 Each
Kwek Leng Beng	personal	3,286,980
Kwek Leng Joo	personal	1,436,000
Kwek Leng Peck	personal	2,082,200
Gan Khai Choon	personal	1,041,100
Wong Hong Ren	personal	1,513,112
Lawrence Yip Wai Lam	personal	520,550
Vincent Yeo Wee Eng	personal	718,000
Hon. Chan Bernard Charnwut	personal	53,850

City Developments Limited

Name of Director	Nature of Interest	Number of Ordinary Shares of S$0.50 Each
Gan Khai Choon	personal	79,512
	family	45,000
Wong Hong Ren	family	4,000

Hong Leong Investment Holdings Pte. Ltd.

Name of Director	Nature of Interest	Number of Ordinary Shares of S$100.00 Each
Kwek Leng Beng	personal	2,320
Kwek Leng Joo	personal	1,290
Kwek Leng Peck	personal	304
Gan Khai Choon	family	247

CDL Hotels New Zealand Limited

Name of Director	Nature of Interest	Number of Ordinary Shares of No Par Value
Kwek Leng Beng	personal	3,000,000
Wong Hong Ren	personal	2,000,000
Vincent Yeo Wee Eng	personal	500,000

Note: CDL Hotels New Zealand Limited is an indirect subsidiary of Millennium & Copthorne Hotels plc, a subsidiary of City Developments Limited. City Developments Limited is the holding company of the Company. The Directors of the Company consider Hong Leong Investment Holdings Pte. Ltd. to be the Company's ultimate holding company.

Save as disclosed herein, none of the Directors or their associates had any interest in the share capital of the Company or its subsidiaries as at 31 December 2002.

DIRECTORS' INTERESTS (Cont'd)

(b) Pursuant to the Millennium & Copthorne Hotels plc Executive Share Option Scheme ("M&C Executive Share Option Scheme") operated by M&C, certain Directors have outstanding options thereunder ("M&C Options") to subscribe for M&C shares for cash as follows:

Name of Director	Part*	Date Granted	Number of M&C Options Outstanding	Exercise Price per M&C Share	Exercise Period
Vincent Yeo Wee Eng	A	5/3/1998	6,509	£4.6087	5/3/2001 to 4/3/2008
	B	5/3/1998	15,186	£4.6087	5/3/2001 to 4/3/2005
	B	5/3/1999	20,693	£4.8321	5/3/2002 to 4/3/2006
Wong Hong Ren	B	14/3/2001	69,364	£4.3250	14/3/2004 to 13/3/2008
	B	15/3/2002	83,720	£3.2250	15/3/2005 to 14/3/2009

*Note: M&C Executive Share Option Scheme has two parts. Part A is designed for the approval by the UK Inland Revenue, which approval was obtained under Schedule 9 of the Income and Corporation Taxes Act 1988 on 12 April 1996. Part B is an unapproved executive share option scheme designed for UK and non-UK executives.

(c) Save as disclosed herein, as at 31 December 2002, none of the Directors or their associates had any beneficial or non-beneficial interest in the securities of the Company or any of its associated corporations which require notification pursuant to Section 28 of the SDI Ordinance (including any interests which any such Director is deemed or taken to have under Section 31 or Part 1 of the Schedule to the SDI Ordinance) or which have been entered in the register maintained by the Company pursuant to Section 29 of the SDI Ordinance.

SUBSTANTIAL SHAREHOLDERS

As at 31 December 2002, the information recorded in the register maintained by the Company under Section 16 of the SDI Ordinance for the purpose of Sections 3 to 7 of that Ordinance was as follows:

Name of Shareholder	Number of Shares Held		Percentage Holding in the Company
eMpire Investments Limited	190,523,819		49.73%
City Developments Limited	200,854,743	(1)	52.43%
Hong Leong Investment Holdings Pte. Ltd.	231,119,512	(2)	60.33%
Kwek Holdings Pte Ltd	231,119,512	(3)	60.33%

Notes:

1. As at 31 December 2002, of the 200,854,743 shares beneficially owned by wholly-owned subsidiaries of City Developments Limited ("CDL") representing approximately 52.43% of the issued share capital of the Company, 190,523,819 shares are held by eMpire Investments Limited.

2. The interest of CDL as at 31 December 2002 in 200,854,743 shares representing approximately 52.43% of the issued share capital of the Company, is included in the aggregate number of shares disclosed.

SUBSTANTIAL SHAREHOLDERS (Cont'd)

3. The interest of Hong Leong Investment Holdings Pte. Ltd. as at 31 December 2002 in 231,119,512 shares, representing approximately 60.33% of the issued share capital of the Company, is included in the aggregate number of shares disclosed.

Save as aforesaid, so far as the Directors are aware, there were no other persons who, directly or indirectly, were beneficially interested in 10 per cent or more of the issued share capital of the Company as at 31 December 2002.

DIRECTORS' INTERESTS IN CONTRACTS

No contracts of significance to which the Company or any of its subsidiaries, fellow subsidiaries or holding companies were a party subsisted at the end of or at any time during the year in which any Director of the Company had a material interest.

ARRANGEMENTS TO ACQUIRE SHARES

Save as disclosed herein, at no time during the year was the Company or any of its subsidiaries, fellow subsidiaries or holding companies a party to any arrangements to enable any Director of the Company to acquire benefits by means of acquisition of shares in or debentures of the Company or any other body corporate.

CONTROLLING SHAREHOLDERS' INTEREST

Save as disclosed herein, apart from transactions carried out in the normal course of business, there were no contracts of significance between the Company or any of its subsidiaries and a controlling shareholder or any of its subsidiaries or any contracts of any significance for the provision of services to the Company or any of its subsidiaries by a controlling shareholder or any of its subsidiaries.

CONNECTED TRANSACTIONS

Hospitality Related Transactions

Hospitality Related Transactions refer to the services provided by the Group to hotels owned by the Millennium & Copthorne Hotels plc ("M&C") and its subsidiaries ("M&C Group"), which include hotel reservation services and hospitality related risk management services. M&C is a subsidiary of City Developments Limited, a substantial shareholder of the Company. The Independent Shareholders have approved the Hospitality Related Transactions at the Extraordinary General Meeting held on 9 August 2000. Details of the transactions were set out in the circular to shareholders dated 17 July 2000 (the "2000 Circular").

The total revenue generated from Hospitality Related Transactions for the year ended 31 December 2002 amounted to HK$17.8 million (2001: HK$27.0 million).

Accounting Services

Accounting Services, which include period-end consolidations, are provided by the Group to the M&C Group. Details of the transactions were set out in the 2000 Circular.

The total revenue generated from the provision of Accounting Services for the year ended 31 December 2002 amounted to HK$3.9 million (2001: HK$3.9 million).

CONNECTED TRANSACTIONS (Cont'd)

Hotel Consultancy Services

Hotel Consultancy Services are the property management consultancy services provided by the Group to M&C Hotel Interests Inc. ("M&CHI"). M&CHI is an indirect wholly-owned subsidiary of M&C. Details of the transactions were set out in the press announcement dated 10 January 2003.

The total revenue generated from the provision of Hotel Consultancy Services for the year ended 31 December 2002 amounted to HK$7.5 million. (2001: HK$Nil)

Compliance with Waiver Conditions

Conditional waivers from strict compliance with the connected transaction requirements of the Listing Rules in respect of Hospitality Related Transactions, Accounting Services and Hotel Consultancy Services have been granted by The Stock Exchange of Hong Kong Limited (the "Waiver").

a) ***Hospitality Related Transactions & Accounting Services***

The total revenue from connected parties in relation to the Hospitality Related Transactions for the year ended 31 December 2002 was within the cap as set out in the Waiver of 23 per cent (2001: 35 per cent) of the total turnover of the Group for the year ended 31 December 2002. The total revenue from connected parties in relation to the Accounting Services for the year ended 31 December 2002 was within the limit set out in the 2000 Circular (collectively identified as "On-going Transactions").

The On-going Transactions have been reviewed by the Directors (including the independent Non-Executive Directors), and the independent Non-Executive Directors of the Company have confirmed that they consider that the above transactions were conducted:

(a) in the ordinary and usual course of business of the Group;

(b) on terms that are fair and reasonable so far as the Company and its Independent Shareholders are concerned;

(c) on normal commercial terms and on an arm's length basis, where applicable, in accordance with the terms of the agreements governing such transactions; and

(d) where applicable, the total value of the On-going Transactions are within the proposed limits stated in the Waiver.

The Directors have received from the auditors a letter indicating that certain agreed-upon procedures in relation to Hospitality Related Transactions and Accounting Services have been conducted in accordance with Statement of Auditing Standards 710 "Engagement to perform agreed-upon procedures regarding financial information" issued by the Hong Kong Society of Accountants. The Group's Directors and management are responsible for the disclosure of the connected transactions in the annual report and the sufficiency of the agreed-upon procedures performed.

CONNECTED TRANSACTIONS (Cont'd)

a) Hospitality Related Transactions & Accounting Services (Cont'd)

The auditors have indicated in writing that based on the agreed-upon procedures:

1. The Board of Directors (the "Board") have confirmed that all On-going Transactions for the year ended 31 December 2002 have been duly approved by the Board.

2. Management has confirmed that they consider:

   (i) the transactions between the Group and the connected parties have been entered into in accordance with the pricing policy of the Group; and

   (ii) the transactions entered into between the Group and the connected parties were in accordance with the terms of the applicable agreement relating to the transaction in question or, if there were no such agreement, on terms no less favourable than terms available to or from third parties.

3. Where there are signed agreements or written acknowledgements, the auditors have reviewed, on a sample basis, signed agreements/written acknowledgements of the service and related fee charges.

4. The total revenue from connected parties in relation to the Hospitality Related Transactions are within the approved limit as stated in the Waiver.

b) Hotel Consultancy Services

The independent non-executive Directors have reviewed the Hotel Consultancy Services Transactions for the year under review and confirmed that the said transactions were conducted:

(i) in the ordinary and usual course of its business;

(ii) on normal commercial terms or, if there are not sufficient comparable transactions to judge whether they are on normal commercial terms, on terms no less favourable to the Company than terms available from independent third parties; and

(iii) in accordance with the operating agreement.

The auditors have indicated in writing that based on the agreed-upon procedures:

(i) The transactions have been approved by the Directors;

(ii) Management has confirmed that they consider the transactions have been entered into in accordance with the terms of the operating agreement; and

(iii) Where there are signed agreements or written acknowledgements, the auditors have reviewed, on a sample basis, signed agreements/written acknowledgements of the service and related fee charges.

(iv) The total revenue received by the Group in relation to the Hotel Consultancy Services Transactions for the relevant financial year has not exceeded 3% of the consolidated net tangible assets of the Group as disclosed in the Company's latest published financial statements.

CONNECTED TRANSACTIONS (Cont'd)

As the above procedures do not constitute either an audit or a review made in accordance with Statements of Auditing Standards issued by the Hong Kong Society of Accountants, the auditors did not express any assurance on the connected transactions for the year ended 31 December 2002.

Other Related Party Transactions

Other related party transactions are set out in note 24 to the financial statements.

SERVICE CONTRACTS OF DIRECTORS

None of the Directors has a service contract with the Company or its subsidiaries.

PRE-EMPTIVE RIGHTS

Under present Cayman Islands laws and the Articles of Association of the Company, no pre-emptive rights are imposed which would oblige the Company to offer new shares on a pro-rata basis to existing shareholders.

PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES

During the year, neither the Company nor any of its subsidiaries has purchased, sold or redeemed any of the Company's listed securities.

COMPLIANCE WITH THE CODE OF BEST PRACTICE

The Company has complied throughout the year ended 31 December 2002 with the Code of Best Practice as set out by The Stock Exchange of Hong Kong Limited in Appendix 14 to the Listing Rules. The independent non-executive Directors have not been appointed for a specific term but are subject to retirement by rotation and re-election at annual general meeting in accordance with the Articles of Association of the Company.

AUDITORS

KPMG retire and, being eligible, offer themselves for re-appointment. A resolution for the re-appointment of KPMG as auditors of the Company is to be proposed at the forthcoming Annual General Meeting.

On behalf of the Board

KWEK LENG BENG
Chairman

Hong Kong, 13 March 2003

AUDITORS' REPORT TO THE SHAREHOLDERS OF CITY E-SOLUTIONS LIMITED

(incorporated in the Cayman Islands with limited liability)

We have audited the financial statements on pages 27 to 53 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

The Hong Kong Companies Ordinance requires the Directors to prepare financial statements which give a true and fair view. In preparing financial statements which give a true and fair view, it is fundamental that appropriate accounting policies are selected and applied consistently, that judgements and estimates are made which are prudent and reasonable and that the reasons for any significant departure from applicable accounting standards are stated.

It is our responsibility to form an independent opinion, based on our audit, on those financial statements and to report our opinion to you.

BASIS OF OPINION

We conducted our audit in accordance with International Standards on Auditing. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the Directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Company's and the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the financial statements are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements. We believe that our audit provides a reasonable basis for our opinion.

OPINION

In our opinion, the financial statements give a true and fair view of the state of affairs of the Company and of the Group as at 31 December 2002 and of the Group's profit and cash flows for the year then ended and have been properly prepared in accordance with accounting principles generally accepted in Hong Kong and the disclosure requirements of the Hong Kong Companies Ordinance.

KPMG
Certified Public Accountants

Singapore, 13 March 2003

CONSOLIDATED PROFIT AND LOSS ACCOUNT

for the year ended 31 December 2002

	Note	The Group	
		2002	2001
		HK$'000	HK$'000
Turnover	4	**77,811**	98,197
Cost of sales		**(18,430)**	(24,599)
Gross profit		**59,381**	73,598
Other net income/(expenses)	5	**30,205**	(16,257)
Administrative expenses		**(70,873)**	(95,446)
Profit/(Loss) from operations	6	**18,713**	(38,105)
Finance costs	7	-	(16)
Profit/(Loss) from ordinary activities before taxation	7	**18,713**	(38,121)
Taxation	8	**(376)**	(170)
Profit/(Loss) from ordinary activities after taxation		**18,337**	(38,291)
Minority interests		**2,152**	2,626
Profit/(Loss) attributable to shareholders	9	**20,489**	(35,665)
Dividends attributable to the year:	10		
Final dividend proposed after the balance sheet date HK 2 cents per share		**7,663**	-
Earnings/(Loss) per share	11	**HK cents**	**HK cents**
Basic		**5.35**	(9.31)

The notes on pages 32 to 53 form part of these financial statements.

BALANCE SHEETS

as at 31 December 2002

	Note	The Group		The Company	
		2002	2001	2002	2001
		HK$'000	HK$'000	HK$'000	HK$'000
Non-Current Assets					
Fixed assets	12	7,477	7,851	4,913	3,512
Intangible assets	13	538	506	-	-
Interests in subsidiaries	14	-	-	140,741	152,856
Other financial assets	16	226	662	-	-
Total Non-Current Assets		8,241	9,019	145,654	156,368
Current Assets					
Other financial assets	17	18,918	57,878	18,918	57,878
Trade and other receivables	18	29,035	33,284	15,007	22,671
Cash and cash equivalents		553,372	501,896	385,294	312,247
		601,325	593,058	419,219	392,796
Current Liabilities					
Trade and other payables	20	(27,572)	(38,947)	(5,911)	(10,838)
Provision for taxation	8	(1,063)	(102)	(1,025)	(87)
		(28,635)	(39,049)	(6,936)	(10,925)
Net Current Assets		572,690	554,009	412,283	381,871
Total Assets less Current Liabilities		580,931	563,028	557,937	538,239
Non-Current Liabilities					
Loan owing to a subsidiary	14	-	-	(11,902)	(11,902)
Deferred taxation	21	-	(527)	-	(527)
		-	(527)	(11,902)	(12,429)
Minority Interests		(24,834)	(26,968)	-	-
NET ASSETS		556,097	535,533	546,035	525,810
CAPITAL AND RESERVES					
Share capital	22	383,126	383,126	383,126	383,126
Reserves	23	172,971	152,407	162,909	142,684
		556,097	535,533	546,035	525,810

Approved and authorised for issue by the board of directors on 13 March 2003.

Kwek Leng Beng
Chairman

Gan Khai Choon
Director

The notes on pages 32 to 53 form part of these financial statements.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

for the year ended 31 December 2002

	The Group		
	Share Capital	**Reserves**	**Total**
	HK$'000	**HK$'000**	**HK$'000**
As at 1 January 2001	383,126	195,933	579,059
Dividends approved in respect of the previous financial year	-	(7,663)	(7,663)
Loss for the year	-	(35,665)	(35,665)
Exchange differences on translation of financial statements of foreign subsidiaries recognised directly in equity	-	(198)	(198)
As at 31 December 2001	383,126	152,407	535,533
Profit for the year	-	20,489	20,489
Exchange differences on translation of financial statements of foreign subsidiaries recognised directly in equity	-	75	75
As at 31 December 2002	383,126	172,971	556,097

The notes on pages 32 to 53 form part of these financial statements.

CONSOLIDATED CASH FLOW STATEMENT

for the year ended 31 December 2002

	Note	The Group	
		2002 HK$'000	2001 HK$'000
Cash flows from operating activities			
Profit/(loss) from ordinary activities before taxation		18,713	(38,121)
Adjustments for:			
Interest income		(14,015)	(22,897)
Interest expense		-	16
Depreciation charges		3,381	3,568
Profit on sale of fixed assets		(604)	(714)
Amortisation of intangible assets		62	94
Impairment losses:			
- fixed assets		-	2,477
- intangible assets		-	335
- investment securities		436	-
Fixed assets written off		763	959
Net unrealised loss on stating securities at fair value		-	4,515
Unrealised exchange (gain)/loss (net)		(24,079)	8,138
		(34,056)	(3,509)
Operating loss before changes in working capital		(15,343)	(41,630)
(Increase)/Decrease in working capital			
Trade receivables		(2,699)	412
Other receivables, deposits and prepayments		(88)	4,640
Trade payables		1,751	(2,364)
Other payables		(10,605)	(7,601)
Affiliated companies (net)		4,515	(15,327)
		(7,126)	(20,240)
Net cash used in operations		(22,469)	(61,870)
Interest received		14,015	22,897
Interest paid		-	(16)
Proceeds from disposal in investment securities		38,960	-
Dividends paid to shareholders		-	(7,663)
Tax paid – Hong Kong profits tax		-	(806)
Tax refund/(paid) - overseas tax paid		58	(520)
Net cash from/(used in) operating activities		30,564	(47,978)
Cash flows from investing activities			
Payment for purchase of fixed assets		(4,442)	(7,238)
Increase in intangible assets		(94)	(935)
Proceeds from sale of fixed assets		1,511	1,294
Payment for purchase of investment securities		-	(662)
Net cash used in investing activities		(3,025)	(7,541)

The notes on pages 32 to 53 form part of these financial statements.

	Note	The Group	
		2002	2001
		HK$'000	HK$'000
Cash flows from financing activities			
Increase in contributions from affiliated companies		-	3,720
Net cash from financing activities		-	3,720
Net increase/(decrease) in Cash and Cash Equivalents		**27,539**	(51,799)
Cash and Cash Equivalents at 1 January		**501,896**	561,726
Effect of foreign exchange rates changes		**23,937**	(8,031)
Cash and Cash Equivalents at 31 December		**553,372**	501,896
Analysis of the balances of Cash and Cash Equivalents			
Deposits with banks and other financial institutions		**378,802**	307,145
Cash at banks and in hand		**174,570**	194,751
		553,372	501,896

The notes on pages 32 to 53 form part of these financial statements.

These notes form an integral part of the financial statements.

1. PRINCIPAL ACTIVITIES

The principal activities of the Company comprise those of investment holding and the provision of consultancy services.

The principal activities of its subsidiaries comprise those of investment holding, e-business enablement, provision of hospitality solutions, hotel management services, reservation services, insurance sales and risk management services, accounting and payroll services and procurement services.

The analysis of the principal activities and geographical locations of the operations of the Company and its subsidiaries during the financial year are set out in note 6 to the financial statements.

2. SIGNIFICANT ACCOUNTING POLICIES

(a) Statement of Compliance

These financial statements have been prepared in accordance with all applicable Statements of Standard Accounting Practice and Interpretations issued by the Hong Kong Society of Accountants, accounting principles generally accepted in Hong Kong and the requirements of the Hong Kong Companies Ordinance. These financial statements also comply with the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited. A summary of the significant accounting policies adopted by the Group is set out below.

(b) Basis of Preparation of the Financial Statements

The measurement basis used in the preparation of the financial statements is historical cost modified by the marking to market of certain investments in securities as explained in the accounting policies set out below.

(c) Subsidiaries

A subsidiary, in accordance with the Hong Kong Companies Ordinance, is a company in which the Group, directly or indirectly, holds more than half of the issued share capital, or controls more than half the voting power, or controls the composition of the board of directors. Subsidiaries are considered to be controlled if the Company has the power, directly or indirectly, to govern the financial and operating policies, so as to obtain benefits from their activities.

An investment in a controlled subsidiary is consolidated into the consolidated financial statements, unless it is acquired and held exclusively with a view to subsequent disposal in the near future or operates under severe long-term restrictions which significantly impair its ability to transfer funds to the Group, in which case, it is stated in the consolidated balance sheet at fair value with changes in fair value recognised in the consolidated profit and loss account as they arise.

Intra-group balances and transactions, and any unrealised profits arising from intra-group transactions, are eliminated in full in preparing the consolidated financial statements. Unrealised losses resulting from intra-group transactions are eliminated in the same way as unrealised gains, but only to the extent that there is no evidence of impairment.

In the Company's balance sheet, an investment in a subsidiary is stated at cost less any impairment losses (see note 2(i)), unless it is acquired and held exclusively with a view to subsequent disposal in the near future or operates under severe long-term restrictions which significantly impair its ability to transfer funds to the Company, in which case, it is stated at fair value with changes in fair value recognised in the profit and loss account as they arise.

2. SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

(d) Fixed Assets and Depreciation

(i) Fixed assets are carried in the balance sheets at cost less accumulated depreciation and impairment losses (see note 2(i)).

(ii) Subsequent expenditure relating to a fixed asset that has already been recognised is added to the carrying amount of the asset when it is probable that future economic benefits, in excess of the originally assessed standard of performance of the existing asset, will flow to the enterprise. All other subsequent expenditure is recognised as an expense in the period in which it is incurred.

(iii) Gains or losses arising from the retirement or disposal of a fixed asset are determined as the difference between the estimated net disposal proceeds and the carrying amount of the asset and are recognised in the profit and loss account on the date of retirement or disposal.

(iv) Depreciation is provided on a straight-line basis so as to write off fixed assets over their estimated useful lives as follows:

Plant, machinery and equipment (comprising principally furniture and fixtures and office equipment)	- 6% to 33.33%
Motor vehicles	- 20%

(e) Goodwill

Positive goodwill arising on consolidation represents the excess of the cost of the acquisition over the Group's share of the fair value of the identifiable assets and liabilities acquired. In respect of controlled subsidiaries:

- For acquisitions before 1 January 2001, positive goodwill is written off directly to reserves and is reduced by impairment losses (see note 2(i)); and

- For acquisitions on or after 1 January 2001, positive goodwill is amortised to the consolidated profit and loss account on a straight-line basis over its estimated useful life. Positive goodwill is stated in the consolidated balance sheet at cost less any accumulated amortisation and any impairment losses (see note 2(i)).

Negative goodwill arising on consolidation represents the excess of the Group's share of the fair value of the identifiable assets and liabilities acquired over the cost of the acquisition. Negative goodwill is accounted for as follows:

- For acquisitions before 1 January 2001, negative goodwill is credited to a capital reserve; and

- For acquisitions on or after 1 January 2001, to the extent that negative goodwill relates to an expectation of future losses and expenses that are identified in the plan of acquisition and can be measured reliably, but which have not yet been recognised, it is recognised in the consolidated profit and loss account when the future losses and expenses are recognised. Any remaining negative goodwill, but not exceeding the fair values of the non-monetary assets acquired, is recognised in the consolidated profit and loss account over the weighted average useful life of those non-monetary assets that are depreciable/amortisable. Negative goodwill in excess of the fair values of the non-monetary assets acquired is recognised immediately in the consolidated profit and loss account. Any negative goodwill not yet recognised in the consolidated profit and loss account is shown in the consolidated balance sheet as a deduction from assets in the same balance sheet classification as positive goodwill.

2. SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

(e) Goodwill (Cont'd)

On disposal of a subsidiary, any attributable amount of purchased goodwill not previously amortised through the consolidated profit and loss account or which has previously been dealt with as a movement on Group reserves is included in the calculation of the profit or loss on disposal.

(f) Other Investments in Securities

The Group's and the Company's policies for investments in securities other than investments in subsidiaries are as follows:

(i) Investments held on a continuing basis for an identified long-term purpose are classified as investment securities. Investment securities are stated in the balance sheet at cost less any provisions for diminution in value. Provisions are made when the fair values have declined below the carrying amounts, unless there is evidence that the decline is temporary, and are recognised as an expense in the profit and loss account, such provisions being determined for each investment individually.

(ii) Provisions against the carrying value of investment securities are written back when the circumstances and events that led to the write-down or write-off cease to exist and there is persuasive evidence that the new circumstances and events will persist for the forseeable future.

(iii) All other securities (whether held for trading or otherwise) are stated in the balance sheet at fair value. Changes in fair value are recognised in the profit and loss account as they arise. Securities are presented as trading securities when they were acquired principally for the purpose of generating a profit from short term fluctuations in price or dealer's margin.

(iv) Profits or losses on disposal of investments in securities are determined as the difference between the estimated net disposal proceeds and the carrying amount of the investments and are accounted for in the profit and loss account as they arise.

(g) Intangible Assets (other than Goodwill)

(i) Intangible assets that are acquired by the Group are stated in the balance sheet at cost less accumulated amortisation and impairment losses (see note 2(i)).

(ii) Subsequent expenditure on an intangible asset after its purchase is recognised as an expense when it is incurred unless it is probable that this expenditure will enable the asset to generate future economic benefits in excess of its originally assessed standard of performance and this expenditure can be measured and attributed to the asset reliably. If these conditions are met, the subsequent expenditure is added to the cost of the intangible asset.

(iii) Amortisation of intangible assets, comprising trademarks, is charged to the profit and loss account on a straight-line basis over the assets' estimated useful lives of ten years.

(h) Leased Assets

Leases of assets under which the lessee assumes substantially all the risks and benefits of ownership are classified as finance leases. Leases of assets under which the lessor has not transferred all the risks and benefits of ownership are classified as operating leases.

2. SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

(h) Leased Assets (Cont'd)

(i) Finance Leases

Where the Group acquires the use of assets under finance leases, the amounts representing the fair value of the leased assets, or, if lower, the present value of the minimum lease payments, of such assets are included in fixed assets and the corresponding liabilities, net of finance charges, are recorded as obligations under finance leases. Depreciation is provided at rates which write off the cost of the assets in equal annual amounts over the shorter of the period of the leases or the estimated useful lives of the assets as set out in note 2(d) above. Impairment losses are accounted for in accordance with the accounting policy as set out in note 2(i). Finance charges implicit in the lease payments are charged to the profit and loss account over the period of the leases so as to produce an approximately constant periodic rate of charge on the remaining balance of the obligations for each accounting period.

(ii) Operating Leases

Where the Group has the use of assets under operating leases, payments made under the leases are charged to the profit and loss account in equal instalments over the accounting periods covered by the lease term, except where an alternative basis is more representative of the pattern of benefits to be derived from the leased asset.

(i) Impairment of Assets

Internal and external sources of information are reviewed at each balance sheet date to identify indications that the following assets may be impaired or an impairment loss previously recognised no longer exists or may have decreased:

- fixed assets;
- investments in subsidiaries (except for those accounted for at fair value under note 2(c));
- other investments in securities (except for those accounted for at fair value under note 2(f)); and
- intangible assets.

If any such indication exists, the asset's recoverable amount is estimated. An impairment loss is recognised whenever the carrying amount of an asset exceeds its recoverable amount.

(j) Deferred Taxation

Deferred taxation is provided using the liability method in respect of the taxation effect arising from all material timing differences between the accounting and tax treatment of income and expenditure, which are expected with reasonable probability to crystallise in the foreseeable future.

Future deferred tax benefits are not recognised unless their realisation is assured beyond reasonable doubt.

(k) Revenue Recognition

Provided it is probable that the economic benefits will flow to the Group and the revenue and costs, if applicable, can be measured reliably, revenue is recognised in the profit and loss account as follows:

(i) Revenue arising from hotel management services, reservation distribution, purchasing technology outsourcing and accounting and payroll services is recognised when the relevant services are delivered.

(ii) Revenue arising from insurance and risk management services, where the Group acts as an agent and does not assume underwriting risk, is recognised based on the net amount retained or the amount billed to the customer less the amount paid to suppliers.

2. SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

(k) Revenue Recognition (Cont'd)

(iii) Revenue arising from insurance and risk management services, where the Group assumes underwriting risks, is recognised on a straight-line basis over the term of the insurance policy.

(iv) Interest income is accrued on a time-apportioned basis on the principal outstanding at the rate applicable.

(v) Dividend income from investments is recognised when the shareholder's right to receive payment is established.

(l) Foreign Currency Translation

(i) Monetary assets and liabilities in foreign currencies are translated into the reporting currency of the Company and its subsidiaries at rates of exchange ruling at the balance sheet date and transactions in foreign currencies during the year are translated at rates ruling on the transaction dates. Exchange gains and losses are dealt with in the profit and loss account.

(ii) Assets and liabilities of overseas subsidiaries are translated into Hong Kong dollars at the rates of exchange ruling at the balance sheet date while the results are translated into Hong Kong dollars at the average exchange rates for the year. Exchange differences arising thereon are taken directly to reserves.

(m) Software Costs

Cost incurred to develop or obtain software that allows for access or conversion of old data by new systems is capitalised. Software purchased from third parties is capitalised if the related software under development has reached technological feasibility or if there are alternative future uses for the purchased software. Technological feasibility is attained when software products reach Beta release. These capitalised software costs will be amortised over the lesser of three years or the useful life of the software.

Costs incurred prior to the establishment of technological feasibility are charged to product development expense. Costs incurred in connection with business process reengineering are expensed as incurred.

In addition, costs of materials, consultant, interest and payroll related costs for employees incurred in developing internal use computer software is capitalised once technological feasibility is attained. Costs incurred prior to the establishment of technological feasibility are charged to general and administrative expense.

(n) Employee Benefits

(i) Salaries, annual bonuses, paid annual leave, leave passage and the cost to the Group of non-monetary benefits are accrued in the year in which the associated services are rendered by employees of the Group. Where payment or settlement is deferred and the effect would be material, these amounts are stated at their present values.

(ii) Contributions to defined contribution schemes are charged to the profit and loss account as incurred.

(iii) When the Group grants employees options to acquire shares of the Company at nil consideration, no employee benefit cost or obligation is recognised at the date of grant. When the options are exercised, equity is increased by the amount of the proceeds received.

(iv) Termination benefits are recognised when, and only when, the Group demonstrably commits itself to terminate employment or to provide benefits as a result of voluntary redundancy by having a detailed formal plan which is without realistic possibility of withdrawal.

2. SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

(o) Related Parties

For the purposes of these financial statements, parties are considered to be related to the Group if the Group has the ability, directly or indirectly, to control the party or exercise significant influence over the party in making financial and operating decisions, or vice versa, or where the Group and the party are subject to common control or common significant influence. Related parties may be individuals or other entities.

(p) Cash Equivalents

Cash equivalents are short-term, highly liquid investments which are readily convertible into known amounts of cash and which are subject to an insignificant risk of changes in value, having been within three months of maturity at acquisition.

(q) Segment Reporting

A segment is a distinguishable component of the Group that is engaged either in providing products or services (business segment), or in providing products or services within a particular economic environment (geographical segment), which is subject to risks and rewards that are different from those of other segments.

In accordance with the Group's internal financial reporting system, the Group has chosen business segment information as the primary reporting format and geographical segment information as the secondary reporting format for the purposes of these financial statements.

Segment revenue, expenses, results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis to that segment. For example, segment assets may include trade receivables and fixed assets. Segment revenue, expenses, assets, and liabilities are determined before intra-group balances and intra-group transactions are eliminated as part of the consolidation process, except to the extent that such intra-group balances and transactions are between group enterprises within a single segment. Inter-segment pricing is based on similar terms as those available to other external parties.

Segment capital expenditure is the total cost incurred during the period to acquire segment assets (both tangible and intangible) that are expected to be used for more than one period.

Unallocated items mainly comprise financial and corporate assets, corporate and financing expenses and minority interests.

(r) Liability for Unpaid Insurance Claims

Liability for unpaid insurance claims are based on claims filed and estimates for claims incurred but not reported.

3. CHANGES IN ACCOUNTING POLICIES

For the financial year ended 31 December 2002, seven new or revised accounting standards were adopted.

The adoption of SSAP 1 – Presentation of Financial Statements, SSAP 11 – Foreign Currency Translation, SSAP 15 – Cash Flow Statements, SSAP 25 – Interim Financial Reporting, SSAP 26 – Segment Reporting, SSAP 33 – Discontinuing Operations and SSAP 34 – Employee Benefits did not give rise to any adjustments to the opening balance of unappropriated profits of the prior and current periods.

4. TURNOVER

Turnover of the Group comprises revenue from hospitality-related operations and interest income.

The amount of each significant category of revenue recognised in turnover during the year is as follows:

	2002 HK$'000	2001 HK$'000
Hospitality related services	**64,778**	76,372
Investment holding activities	**13,033**	21,825
	77,811	98,197

5. OTHER NET INCOME/(EXPENSES)

	The Group	
	2002 **HK$'000**	**2001** **HK$'000**
Exchange gain/(loss) (net)	**29,193**	(12,814)
Profit on sale of fixed assets (net)	**604**	714
Net unrealised loss on stating securities at fair value	**-**	(4,515)
Others	**408**	358
	30,205	(16,257)

6. SEGMENT REPORTING

Segment information is presented in respect of the Group's business and geographical segments. Business segment information is chosen as the primary reporting format because this is more relevant to the Group's internal financial reporting.

Business segments

The Group comprises the following main business segments:

Investment holding: The activities of investing.

Hospitality related services: The provision of e-business enablement, hospitality solutions, hotel management services, hotel reservation services, insurance sales and risk management services, accounting and payroll services and procurement services.

6. SEGMENT REPORTING (Cont'd)

	Investment Holding		Hospitality Related Services		Consolidated	
	2002	**2001**	**2002**	**2001**	**2002**	**2001**
	HK$'000	**HK$'000**	**HK$'000**	**HK$'000**	**HK$'000**	**HK$'000**
Revenue from external customers	**13,033**	21,825	**64,778**	76,372	**77,811**	98,197
Profit/(Loss) from operations	**34,230**	(13,379)	**(15,517)**	(24,726)	**18,713**	(38,105)
Finance costs					**-**	(16)
Taxation					**(376)**	(170)
Minority interests					**2,152**	2,626
Profit/(Loss) attributable to shareholders					**20,489**	(35,665)
Depreciation and amortisation for the year	**1,129**	1,713	**2,314**	1,949	**3,443**	3,662
Impairment loss for the year	**-**	-	**436**	2,812	**436**	2,812
Significant non-cash expenses (other than depreciation and amortisation)	**-**	5,474	**-**	-	**-**	5,474
Segment assets	**556,916**	556,704	**52,650**	45,373	**609,566**	602,077
Segment liabilities	**6,104**	481	**21,468**	38,466	**27,572**	38,947
Capital expenditure incurred during the year	**3,203**	1,077	**1,239**	6,161	**4,442**	7,238

Geographical segments

The Group's investing activities are mainly carried out in Hong Kong and Singapore. The hospitality related services are carried out by the subsidiaries based in the United States.

In presenting information on the basis of geographical segments, segment revenue, in relation to investment holding is based on the geographical location of investments and segment revenue in relation to hospitality related services is based on the geographical location of customers. Segment assets and capital expenditure are based on the geographical location of the assets.

	Hong Kong		United States		Singapore	
	2002	**2001**	**2002**	**2001**	**2002**	**2001**
	HK$'000	**HK$'000**	**HK$'000**	**HK$'000**	**HK$'000**	**HK$'000**
Revenue from external customers	**10,749**	15,112	**62,645**	76,372	**4,417**	6,713
Segment assets	**410,425**	383,740	**51,453**	45,373	**147,688**	172,964
Capital expenditure incurred during the year	**3,203**	1,077	**1,239**	6,161	**-**	-

7. PROFIT/(LOSS) FROM ORDINARY ACTIVITIES BEFORE TAXATION

	The Group	
	2002	**2001**
	HK$'000	**HK$'000**
Profit/(Loss) from ordinary activities before taxation is arrived at after charging/(crediting):		
(a) Finance costs		
Interest expense on leases and bank loans	**-**	16
(b) Staff costs		
Contributions to defined contribution plan	**830**	5,683
Salaries, wages and other benefits	**33,013**	43,136
	33,843	48,819
(c) Other items		
Amortisation of intangible assets	**62**	94
Auditors' remuneration		
- current year	**721**	975
- (over)/underprovision in respect of prior year	**(86)**	130
Depreciation of fixed assets	**3,381**	3,568
Fixed assets written off	**763**	959
Allowance for doubtful receivables (trade)	**1,240**	62
Interest income		
- bank	**(13,266)**	(21,992)
- affiliated companies	**(741)**	(905)
Operating lease charges: minimum lease payments		
- property rentals	**1,687**	3,498
Impairment losses		
- investment securities	**436**	-
- intangible assets	**-**	335
- fixed assets	**-**	2,477
Restructuring expense*	**13,460**	-

*Restructuring expense relates to cost associated with the scaling down of the Group's operations in the United States in relation to hospitality related services.

8. TAXATION

(a) Taxation in the consolidated profit and loss account represents:

	The Group	
	2002	**2001**
	HK$'000	**HK$'000**
Current		
Hong Kong - current year	**938**	-
- overprovision in respect of prior years (net)	**(57)**	-
Overseas - under/(over)provision in respect of prior years (net)	**22**	(54)
	903	(54)
Deferred (Note 21)		
Hong Kong - current year	**(527)**	(460)
- underprovision in respect of prior year	**-**	987
Overseas - current year	**-**	(303)
	(527)	224
	376	170

(b) Taxation in the balance sheet represents:

	The Group		The Company	
	2002	**2001**	**2002**	**2001**
	HK$'000	**HK$'000**	**HK$'000**	**HK$'000**
Provision for Hong Kong Profits Tax for the year	**938**	-	**938**	-
Balance of Hong Kong Profits Tax provision relating to prior years	**102**	102	**87**	87
Balance of Profits Tax provision relating to overseas subsidiaries	**23**	-	**-**	-
	1,063	102	**1,025**	87

The provision for Hong Kong profits tax is calculated at 16% (2001: 16%) of the estimated assessable profits for the year ended 31 December 2002. Taxation for overseas subsidiaries is similarly charged at the appropriate current rates of taxation ruling in the relevant countries.

The Company is exempted from taxation in the Cayman Islands for a period of twenty years from 1989 under the provisions of Section 6 of the Tax Concessions Law (Revised) of the Cayman Islands.

9. PROFIT/(LOSS) ATTRIBUTABLE TO SHAREHOLDERS

Profit after taxation to the extent of HK$20,225,000 (2001: loss after taxation of HK$34,927,000) has been dealt with in the Company's financial statements.

10. DIVIDENDS

(a) Dividends attributable to the year

	2002 HK$'000	2001 HK$'000
Final dividend proposed after the balance sheet date of HK 2 cents per share (2001: nil cents per share)	7,663	-

The final dividend proposed after the balance sheet date has not been recognised as a liability at the balance sheet date.

(b) Dividends attributable to the previous financial year, approved and paid during the year

	2002 HK$'000	2001 HK$'000
Final dividend in respect of the previous financial year, approved and paid during the year, of nil cents per share (2001: 2 cents per share) - by cash	-	7,663

11. EARNINGS/(LOSS) PER SHARE

(a) Basic Earnings/(Loss) Per Share

In the current financial year, the calculation of basic earnings/(loss) per share is based on profit after taxation attributable to shareholders of HK$20,489,000 (2001: loss of HK$35,665,000) and 383,125,524 ordinary shares in issue during the year.

(b) Diluted Earnings/(Loss) Per Share

Diluted earnings/(loss) per share is not applicable as there are no dilutive potential ordinary shares during the financial year.

12. FIXED ASSETS

(a) *The Group*

	Plant, Machinery & Equipment	Motor Vehicles	Total
	HK$'000	**HK$'000**	**HK$'000**
Cost			
At 1 January 2002	11,826	5,734	17,560
Exchange difference	69	348	417
Additions	1,242	3,200	4,442
Disposals/write-offs	(1,290)	(3,651)	(4,941)
At 31 December 2002	11,847	5,631	17,478
Depreciation and Impairment Losses			
At 1 January 2002	6,649	3,060	9,709
Exchange difference	14	168	182
Charge for the year	2,487	894	3,381
Disposals/write-offs	(524)	(2,747)	(3,271)
At 31 December 2002	8,626	1,375	10,001
Net Book Value			
At 31 December 2002	3,221	4,256	7,477
At 31 December 2001	5,177	2,674	7,851

(b) *The Company*

	Plant, Machinery & Equipment	Motor Vehicles	Total
Cost			
At 1 January 2002	2,869	5,734	8,603
Exchange difference	67	348	415
Additions	3	3,200	3,203
Disposals/write-offs	(4)	(3,651)	(3,655)
At 31 December 2002	2,935	5,631	8,566
Accumulated Depreciation			
At 1 January 2002	2,031	3,060	5,091
Exchange difference	14	168	182
Charge for the year	234	894	1,128
Disposals/write-offs	(1)	(2,747)	(2,748)
At 31 December 2002	2,278	1,375	3,653
Net Book Value			
At 31 December 2002	657	4,256	4,913
At 31 December 2001	838	2,674	3,512

13. INTANGIBLE ASSETS

The Group

	Trademarks	
	2002	**2001**
	HK$'000	**HK$'000**
Cost		
At 1 January	**935**	-
Expenditure during the year	**94**	935
At 31 December	**1,029**	935
Amortisation and Impairment Losses		
At 1 January	**429**	-
Charge for the year	**62**	94
Impairment losses	**-**	335
At 31 December	**491**	429
Net Book Value		
At 31 December	**538**	506

The amortisation charge for the year is included in "administrative expenses" in the consolidated profit and loss account.

14. INTERESTS IN SUBSIDIARIES

		The Company	
	Note	**2002**	**2001**
		HK$'000	**HK$'000**
Long-Term:			
Unlisted shares, at cost		**220,860**	220,860
Less:			
Impairment losses			
At 1 January		**68,004**	53,206
Charge to profit and loss account		**12,115**	14,798
At 31 December		**80,119**	68,004
		140,741	152,856
Non-current:			
Loan owing to a subsidiary		**(11,902)**	(11,902)
Current:			
Amounts owing by subsidiaries	18	**12,521**	12,577

The amounts owing by/(to) subsidiaries are interest-free, unsecured and have no fixed terms of repayment.

14. INTERESTS IN SUBSIDIARIES (Cont'd)

Details of the Group's significant interests in subsidiaries as at 31 December 2002 are as follows:

Company Name/ Principal Activities	Place of Incorporation and Operation	Particulars of Issued and Paid Up Capital	Group's Effective Holding %	Proportion of Equity Interest	
				Held by Company %	Held by Subsidiary %
Principal direct and indirect subsidiaries					
SWAN Holdings Limited (Investment holding)	Bermuda	33,345,333 shares of US$1 each	85	85	-
SWAN Inc. (Investment holding and provision of hospitality related services)	United States of America	10,000,000 common stocks of US$0.01 each	85	-	100
Sceptre Hospitality Resources Inc. (Provision of reservation system services)	United States of America	100 common stocks of US$0.01 each	85	-	100
SWAN Risk Services Limited (Provision of risk management services)	Bermuda	120,000 shares of US$1 each	85	-	100

SWAN Risk Services Limited ("SRS") is required to comply with certain minimum liquidity ratio as stipulated by the Insurance Act 1978 of Bermuda. As at 31 December 2002, SRS has breached the minimum liquidity ratio by an amount of approximately HK$91,000. SRS is currently in the process of applying to the Bermuda Monetary Authority ("BMA") for inclusion of certain assets as approved assets for the purposes of computation of the minimum liquidity ratio. If approval from BMA is obtained, the breach as at 31 December 2002 will be rectified. The directors are of the view that approval from BMA is likely to be obtained.

15. AFFILIATED COMPANIES

	The Group		The Company	
	2002	**2001**	**2002**	**2001**
	HK$'000	**HK$'000**	**HK$'000**	**HK$'000**
Amounts owing by:				
Holding company				
- interest free	-	1,466	-	1,466
Other affiliated companies				
- interest bearing	**7,388**	-	-	-
- interest free	**3,492**	16,450	**468**	612
	10,880	17,916	**468**	2,078
Amounts owing to:				
Other affiliated companies				
- interest free	**68**	2,589	**68**	2,589

The amounts owing by/(to) affiliated companies are unsecured and have no fixed terms of repayment. In respect of interest bearing amounts, interest was charged at rate of 8.5% (2001: Nil%) per annum.

The Directors consider the ultimate holding company at 31 December 2002 to be Hong Leong Investment Holdings Pte. Ltd., incorporated in the Republic of Singapore. Other affiliated companies comprise subsidiaries of the holding company.

16. OTHER FINANCIAL ASSETS (NON-CURRENT)

	The Group	
	2002	**2001**
	HK$'000	**HK$'000**
Investment securities		
- unlisted	**662**	662
Impairment losses:		
At 1 January	-	-
Charge to profit and loss account	**436**	-
	436	-
At 31 December	**226**	662

17. OTHER FINANCIAL ASSETS (CURRENT)

	The Group		The Company	
	2002	**2001**	**2002**	**2001**
	HK$'000	**HK$'000**	**HK$'000**	**HK$'000**
Other investments				
Equity securities				
- listed outside Hong Kong	**18,918**	18,918	**18,918**	18,918
Other securities				
- unlisted	**-**	38,960	**-**	38,960
	18,918	57,878	**18,918**	57,878
Market value at 31 December:				
Equity securities				
- listed outside Hong Kong	**18,918**	18,918	**18,918**	18,918

18. TRADE AND OTHER RECEIVABLES

	The Group		The Company	
	2002	**2001**	**2002**	**2001**
	HK$'000	**HK$'000**	**HK$'000**	**HK$'000**
Trade receivables less allowance (Note 19)	**9,421**	6,722	**770**	163
Other receivables, deposits and prepayments	**8,734**	8,646	**1,248**	7,853
Amounts owing by subsidiaries (Note 14)	**-**	-	**12,521**	12,577
Amounts owing by affiliated companies (Note 15)	**10,880**	17,916	**468**	2,078
	29,035	33,284	**15,007**	22,671

All of the trade and other receivables are expected to be recovered within one year.

19. TRADE RECEIVABLES

	The Group		The Company	
	2002	**2001**	**2002**	**2001**
	HK$'000	**HK$'000**	**HK$'000**	**HK$'000**
Trade receivables	**10,185**	6,784	770	163
Less:				
Allowance for doubtful receivables				
At 1 January	**(62)**	-	-	-
Allowance made during the year	**(1,240)**	(62)	-	-
Allowance utilised during the year	**538**	-	-	-
At 31 December	**(764)**	(62)	-	-
	9,421	6,722	**770**	163

The aging analysis of trade receivables (net of allowance for doubtful receivables) is as follows:

	The Group		The Company	
	2002	**2001**	**2002**	**2001**
	HK$'000	**HK$'000**	**HK$'000**	**HK$'000**
Current	**7,176**	6,559	**333**	-
1 to 3 months overdue	**1,333**	163	**437**	163
More than 3 months overdue but less than 12 months overdue	**912**	-	-	-
	9,421	6,722	**770**	163

Debts are due within 1 month from the date of billing. However, debtors with balances that are more than 3 months overdue are requested to settle all outstanding balances before any further credit is granted.

20. TRADE AND OTHER PAYABLES

	The Group		The Company	
	2002	**2001**	**2002**	**2001**
	HK$'000	**HK$'000**	**HK$'000**	**HK$'000**
Trade payables	**5,775**	4,024	-	12
Other payables and accrued charges	**21,729**	32,334	**5,843**	8,237
Amount owing to affiliated companies (Note 15)	**68**	2,589	**68**	2,589
	27,572	38,947	**5,911**	10,838

All of the trade and other payables are expected to be settled within one year.

All trade payables are due within 1 month or on demand.

21. DEFERRED TAXATION

(a) Movements on deferred taxation comprise:

	The Group		The Company	
	2002	**2001**	**2002**	**2001**
	HK$'000	**HK$'000**	**HK$'000**	**HK$'000**
At 1 January	**527**	324	**527**	324
Less:				
Exchange difference	-	(21)	-	(21)
Transfer (to)/from profit and loss account (Note 8)	**(527)**	224	**(527)**	224
At 31 December	-	527	-	527

(b) Major components of deferred tax of the Group and the Company are set out below:

	The Group		The Company	
	2002	**2001**	**2002**	**2001**
	HK$'000	**HK$'000**	**HK$'000**	**HK$'000**
Deferred tax liability in respect of timing differences relating to unrealised gain on foreign exchange swap transaction	-	527	-	527

There are no significant deferred tax liabilities not provided for.

22. SHARE CAPITAL

	The Company	
	2002	**2001**
	HK$'000	**HK$'000**
Authorised:		
2,720,615,042 (2001: 2,720,615,042) ordinary shares of HK$1.00 each	**2,720,615**	2,720,615
Issued and fully paid:		
383,125,524 (2001: 383,125,524) ordinary shares of HK$1.00 each	**383,126**	383,126

An Executive Share Option Scheme (the "1997 Scheme") for executives and/or employees (including the executive directors) of the Company and its subsidiaries was adopted by the Company on 11 June 1997. Under the 1997 Scheme, the maximum number of shares that may be granted by the Directors shall not exceed 10% of the share capital of the Company in issue on the date of granting any option. The subscription price of shares under the Scheme will be equivalent to 80% of the average of the last dealt prices of shares on the Hong Kong Stock Exchange on the five trading days immediately preceding the date of grant of the option or the nominal value of the shares, whichever is greater.

Throughout the financial year, no share option was granted and outstanding.

23. RESERVES

	Exchange Reserve HK$'000	Revenue Reserve HK$'000	Total HK$'000
The Group			
At 1 January 2001	286	195,647	195,933
Dividends approved in respect of the previous financial year (Note 10(b))	-	(7,663)	(7,663)
Loss for the year	-	(35,665)	(35,665)
Exchange differences on translation of financial statements of foreign subsidiaries	(198)	-	(198)
At 31 December 2001	88	152,319	152,407
Profit for the year	-	20,489	20,489
Exchange differences on translation of financial statements of foreign subsidiaries	75	-	75
At 31 December 2002	163	172,808	172,971

	Revenue Reserve HK$'000	Total HK$'000
The Company		
At 1 January 2001	185,274	185,274
Dividends approved in respect of the previous financial year (Note 10(b))	(7,663)	(7,663)
Loss for the year	(34,927)	(34,927)
At 31 December 2001	142,684	142,684
Profit for the year	20,225	20,225
At 31 December 2002	162,909	162,909

Under Cayman Islands law, the Company has reserves available for distribution to shareholders of HK$162,909,000 (2001: HK$142,684,000).

24. MATERIAL RELATED PARTY TRANSACTIONS

During the year, there were the following material related party transactions:

	The Group		The Company	
	2002	**2001**	**2002**	**2001**
	HK$'000	**HK$'000**	**HK$'000**	**HK$'000**
Pricing determined on agreed terms :				
- rental expenses paid/ payable to affiliated companies	-	1,370	-	1,370
- sale of fixed assets to affiliated companies	-	1,020	-	1,020
- income received/ receivable from affiliated companies for rental of equipment	-	207	-	207
- interest income received/receivable from an affiliated company	-	433	-	433
- income from provision of hospitality and other related services	**27,029**	27,476	**780**	502
- income from provision of accounting services	**3,858**	3,898	-	-
- reimbursement of expenses from affiliated companies	**2,331**	3,002	-	-
- others	**163**	202	**163**	202

25. COMMITMENTS

As at 31 December 2002, the Group is committed to purchase foreign currencies totalling HK$Nil (2001: HK$285,460,000) and sell foreign currencies totalling HK$Nil (2001: HK$284,626,000) under certain forward foreign exchange contracts entered into in the normal course of business.

26. DIRECTORS' REMUNERATION

(i) The aggregate amount of the Directors' and five highest paid individuals' emoluments for the year are as follows:

	Directors		Employees	
	2002	2001	2002	2001
	HK$'000	HK$'000	HK$'000	HK$'000
Fees	2,332	2,379	-	-
Other emoluments:				
- Basic salaries, allowances and other benefits in kind	2,164	2,194	706	-
- Pension contributions	64	50	19	-
- Discretionary bonus	263	261	59	-
	4,823	4,884	784	-

Of the five individuals with the highest emoluments, four (2001: five) are directors and one is an employee (2001: nil).

Included in the fees of HK$2,332,000 (2001: HK$2,379,000) above, are fees of HK$582,000 (2001: HK$629,000) paid to independent non-executive Directors during the year.

(ii) The number of Directors and the employees included in the five highest paid individuals whose emoluments fall within the following bands are as follows:

	Number of Directors		Employees	
	2002	2001	2002	2001
HK$Nil - HK$1,000,000	9	10	1	-
HK$1,000,001 - HK$1,500,000	-	-	-	-
HK$1,500,001 - HK$2,000,000	1	1	-	-
HK$2,000,001 - HK$2,500,000	-	-	-	-
HK$2,500,001 - HK$3,000,000	-	-	-	-
HK$3,000,001 - HK$3,500,000	-	-	-	-
	10	11	1	-

No Directors have waived emoluments in respect of the years ended 31 December 2002 and 31 December 2001.

27. PENSION SCHEMES

In United States, the Group operates a defined contribution scheme in which the Group matches a portion of each participating employee's contribution, subject to certain limits.

The total pension cost charged to the profit and loss account of the Group was HK$830,000 (2001: HK$5,683,000).

28. COMPARATIVE FIGURES

The presentation and classification of items in the consolidated cash flow statement have been changed due to the adoption of the requirements of SSAP 15 (revised 2001) "Cash flow statements". As a result, cash flow items from taxation, returns on investments and servicing of finance have been classified into operating, investing and financing activities respectively and a detailed breakdown of cash flows from operating activities has been included on the face of the consolidated cash flow statement. Comparative figures have been reclassified to conform with the current year's presentation.

Notice is hereby given that the Fourteenth Annual General Meeting of the Shareholders of City e-Solutions Limited (the "Company") will be held at Room 2803, 28th Floor, Great Eagle Centre, 23 Harbour Road, Wanchai, Hong Kong on 26 May 2003 at 10:00 a.m. for the following purposes:

AS ORDINARY BUSINESS

1. To receive and consider the Audited Consolidated Financial Statements of the Company and its subsidiaries and the Reports of the Directors and Auditors for the year ended 31 December 2002.
2. To declare a final dividend.
3. To re-elect the retiring Directors and to fix the Directors' remuneration.
4. To appoint Auditors for the ensuing year and authorise the Directors to fix their remuneration.

AS SPECIAL BUSINESS

To consider and, if thought fit, pass the following resolutions as Ordinary Resolutions:

5. "**That** :

(a) subject to paragraph (c) below, the exercise by the Directors of the Company during the Relevant Period (as hereinafter defined) of all powers of the Company to allot, issue and deal with additional shares in the capital of the Company and to make or grant offers, agreements and options which might require the exercise of such powers be and is hereby generally and unconditionally approved;

(b) the approval in paragraph (a) above shall authorise the Directors of the Company during the Relevant Period to make and grant offers, agreements and options which would or might require shares to be allotted after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors of the Company pursuant to the approval in paragraph (a) above, otherwise than pursuant to shares issued as a result of a Rights Issue (as hereinafter defined) or pursuant to the exercise of options under the share option scheme of the Company or any shares allotted in lieu of the whole or part of a dividend on shares in accordance with the articles of association of the Company, shall not exceed 20 per cent. of the aggregate nominal amount of the share capital of the Company in issue at the date of the passing of this resolution and the said approval shall be limited accordingly; and

(d) for the purposes of this resolution:

"Relevant Period" means the period from the passing of this resolution until whichever is the earlier of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the articles of association of the Company or any applicable laws of the Cayman Islands to be held; or

(iii) the revocation or variation of this resolution by an ordinary resolution of the shareholders of the Company in general meeting.

"Rights Issue" means an offer of shares open for a period fixed by the Directors of the Company to holders of shares whose names appear on the register of members of the Company on a fixed record date in proportion to their then holdings of such shares (subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or legal or practical problems under the laws of, or the requirements of, any recognized regulatory body or any stock exchange in any territory outside Hong Kong.)."

6. **"That :**
   (a) subject to paragraph (b) below, the exercise by the Directors of the Company during the Relevant Period (as hereinafter defined) of all powers of the Company to purchase its own securities, subject to and in accordance with all applicable laws and the requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, be and is hereby generally and unconditionally approved;

   (b) the aggregate nominal amount of securities of the Company which may be purchased by the Company pursuant to the approval in paragraph (a) above during the Relevant Period shall not exceed 10 per cent. of the aggregate nominal amount of the share capital of the Company in issue at the date of the passing of this resolution, and the said approval be limited accordingly; and

   (c) for the purposes of this resolution:

   "Relevant Period" means the period from the passing of this resolution until whichever is the earlier of:

   (i) the conclusion of the next annual general meeting of the Company;

   (ii) the expiration of the period within which the next annual general meeting of the Company is required by the articles of association of the Company or any applicable laws of the Cayman Islands to be held; or

   (iii) the revocation or variation of this resolution by an ordinary resolution of the shareholders of the Company in general meeting."

7. **"That** subject to the passing of resolutions nos. 5 and 6, the aggregate nominal amount of shares which are to be purchased by the Company pursuant to the authority granted to the Directors of the Company as mentioned in resolution no. 6 shall be added to the aggregate nominal amount of share capital that may be allotted or agreed to be allotted by the Directors of the Company pursuant to resolution no. 5."

By Order of the Board
Brian L. C. Tsang
Secretary

Hong Kong, 13 March 2003

Notes:

(a) The Register of Members will be closed from 22 May 2003 to 26 May 2003, both days inclusive, during which no transfer of shares will be registered. In order to qualify for the final dividend, payable on or before 16 June 2003, to be approved at the Annual General Meeting, all transfers accompanied by the relevant share certificates must be lodged with the Company's registrars, Computershare Hong Kong Investor Services Limited, Shops 1712-1716, 17/F., Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong not later than 4.00 p.m. on 21 May 2003.

(b) A member entitled to attend and vote at the Meeting is entitled to appoint one or more proxies to attend and on a poll to vote in his/her stead. A proxy need not be a member of the Company.

(c) In order to be valid, the form of proxy together with a power of attorney or other authority, if any, under which it is signed, or a notarially certified copy of such power or authority, must be deposited at the Company's principal office in Hong Kong at Room 2803, 28th Floor, Great Eagle Centre, 23 Harbour Road, Wanchai, Hong Kong not less than 48 hours before the time appointed for holding the Meeting or any adjournment thereof, as the case may be.

This page has been left blank intentionally.

Produced by
Hong Leong Group Singapore
Group Corporate Affairs Department
www.hongleong.com.sg

Photograph of the Chairman, Mr Kwek Leng Beng, on Page 2
is courtesy of Business Times Singapore.

City e-Solutions Limited
390 Havelock Road #02-01 King's Centre Singapore 169662 tel (65) 6839 2888 fax (65) 6734 6785

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.



City e-Solutions Limited

(Incorporated in the Cayman Islands with limited liability)

Directors:
Kwek Leng Beng *(Chairman and Managing Director)*
Vincent Yeo Wee Eng *(Chief Executive Officer)*
Kwek Leng Joo
Kwek Leng Peck
Gan Khai Choon
Wong Hong Ren*
Lawrence Yip Wai Lam

Independent Directors:
Dr. Lo Ka Shui*
Lee Jackson a.k.a. Li Chik Sin*
Chan Bernard Charnwut*

** Non-Executive Directors*

Principal Office:
Room 2803, 28th Floor
Great Eagle Centre
23 Harbour Road
Wanchai
Hong Kong

Registered Office:
c/o Maples and Calder
P.O. Box 309
Grand Cayman
Cayman Islands
British West Indies


APR 2 9 2003
WASH. D.C.

9 April 2003

To the shareholders of the Company

Dear Sir or Madam,

GENERAL MANDATE TO REPURCHASE SHARES

INTRODUCTION

It is proposed that at the forthcoming annual general meeting of City e-Solutions Limited ("the Company") to be held at Room 2803, 28th Floor, Great Eagle Centre, No. 23 Harbour Road, Wanchai, Hong Kong on 26 May 2003 at 10:00 a.m. ("the Annual General Meeting"), a resolution will be proposed, inter alia, to grant to the directors of the Company ("directors") a general mandate to repurchase shares of the Company ("repurchase mandate"). This circular contains the explanatory statement in compliance with the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("the Listing Rules"), to give all the information reasonably necessary to enable shareholders of the Company to make an informed decision on whether to vote for or against the resolution to approve the purchase by the Company of its own shares.

GENERAL MANDATE TO REPURCHASE SHARES

At the Annual General Meeting to be held on 26 May 2003, an ordinary resolution will be proposed that the directors of the Company be given a general mandate to exercise all powers of the Company to repurchase issued and fully paid shares in the capital of the Company. Under the repurchase mandate, the number of shares that the Company may repurchase shall not exceed 10% of the share capital of the Company in issue on the date of passing the resolution. The Company's authority is restricted to making purchases on The Stock Exchange of Hong Kong Limited ("the Stock Exchange"). On 4 April 2003, being the latest practicable date prior to printing of this circular (the "Latest Practicable Date"), there were in issue an aggregate of 383,125,524 shares of HK$1.00 each in the Company ("Shares"). Exercise in full of the repurchase mandate, on the basis that no further Shares are issued prior to the date of the Annual General Meeting, could accordingly result in up to 38,312,552 Shares being repurchased by the Company. The repurchase mandate shall, unless revoked or varied by the Company in general meeting, take effect upon approval from the shareholders until the next annual general meeting of the Company. Approval from the shareholders will thereafter be sought for the renewal of the repurchase mandate at each subsequent annual general meeting, where required.

(a) Reasons for the repurchase mandate

The directors consider that the repurchase mandate will provide the Company with flexibility to make such repurchase when appropriate and beneficial to the Company. Such repurchases may enhance the net asset value of the Company and/or earnings per share. The directors consider that there would not be a material adverse impact on the working capital and on the gearing position of the Company as compared with the position disclosed in the financial statements of the Company for the year ended 31 December 2002, in the event that the proposed purchases were to be carried out in full during the proposed purchase period. No purchase would be made in circumstances that would have a material adverse impact on the working capital or gearing ratio of the Company.

(b) Source of funds

Repurchases must be funded out of funds legally available for such purpose in accordance with the applicable laws of the Cayman Islands and the memorandum and articles of association of the Company.

The Companies Law Cap.22 (Law 3 of 1961, as consolidated and revised) of the Cayman Islands provides, inter alia, that shares may only be purchased out of the profits of a company or out of the proceeds of a fresh issue of shares made for the purpose of the repurchase or, in the manner provided for therein, out of capital.

(c) **Directors, their associates and connected persons**

None of the directors nor, to the best of the knowledge of the directors having made all reasonable enquiries, any associates (as defined in the Listing Rules) of any of the directors has any present intention, in the event that the proposal is approved by shareholders, to sell Shares to the Company.

No connected person of the Company (as defined in the Listing Rules) has notified the Company that he/she has a present intention to sell Shares to the Company nor has he/she undertaken not to sell any of the Shares held by him/her to the Company in the event that the Company is authorised to make purchases of Shares.

(d) **Undertaking of the directors**

The directors have undertaken to the Stock Exchange to exercise the power of the Company to make purchases pursuant to the proposed resolution in accordance with the Listing Rules and all applicable laws of the Cayman Islands, and in accordance with the regulations set out in the memorandum and articles of association of the Company.

(e) **Effect of the Takeovers Code**

If, on the exercise of the power to purchase Shares pursuant to the repurchase mandate a shareholder's proportionate interest in the voting rights of the Company increases, such an increase will be treated as an acquisition for the purposes of the Hong Kong Code on Takeovers and Mergers ("Takeovers Code"). As a result, a shareholder or a group of shareholders acting in concert could obtain or consolidate control of the Company and become obliged to make a mandatory offer in accordance with Rule 26 of the Takeovers Code. As at the Latest Practicable Date and to the best of the knowledge and belief of the directors based on register kept by the Company under Section 336 of the Securities and Futures Ordinance (Cap.571 of the Laws of Hong Kong), Hong Leong Investment Holdings Pte. Ltd. and its subsidiaries, being the controlling shareholders of the Company, held, directly or indirectly, an aggregate of 231,119,512 Shares, representing about 60.33 per cent. of the then entire issued share capital of the Company. Upon full exercise of the repurchase mandate and on the basis of 383,125,524 Shares in issue as at the Latest Practicable Date, their aggregate shareholding would be increased to about 67.03 per cent. Such an increase would not give rise to an obligation to make a mandatory offer under Rule 26 of the Takeovers Code. The directors are not aware of any shareholder, or a group of shareholders acting in concert, who may become obliged to make a mandatory offer in accordance with Rule 26 of the Takeovers Code in the event that the directors exercise the power to repurchase Shares pursuant to the repurchase mandate.

(f) Purchases of Shares by the Company

(i) During the last six months preceding the Latest Practicable Date, no Shares have been repurchased by the Company.

(ii) During each of the past twelve months preceding the Latest Practicable Date, the highest and lowest traded prices of the Shares on the Stock Exchange are as follows:

	Shares	
	Highest	Lowest
	HK$	*HK$*
2002		
April	0.70	0.54
May	0.63	0.53
June	0.66	0.53
July	0.57	0.52
August	0.62	0.53
September	0.62	0.60
October	0.60	0.54
November	0.61	0.57
December	0.62	0.58
2003		
January	0.63	0.60
February	0.70	0.61
March	0.65	0.62

ACTION TO BE TAKEN

There is enclosed a form of proxy for use at the Annual General Meeting. Whether or not you intend to attend the Annual General Meeting, you are requested to complete and return the form of proxy in accordance with the instructions printed thereon not less than 48 hours before the time appointed for holding the Annual General Meeting. The return of a form of proxy will not preclude you from attending and voting in person if you so wish.

RECOMMENDATION

The directors consider that the granting of the repurchase mandate to repurchase Shares is in the interests of the Company and so recommend you to vote in favour of the resolution at the forthcoming Annual General Meeting. The directors will vote all their shareholdings in favour of the resolution.

Yours faithfully,
Kwek Leng Beng
Chairman and Managing Director

(f) **本公司股份之購回**

(i) 於最後實際可行日期前最後六個月內，本公司沒有回購任何本公司股份。

(ii) 於最後實際可行日期前之過去十二個月各個月份，股份在聯交所之最高及最低成交價如下：

	股份	
	最高	最低
	港元	港元
二零零二年		
四月	0.70	0.54
五月	0.63	0.53
六日	0.66	0.53
七月	0.57	0.52
八月	0.62	0.53
九月	0.62	0.60
十月	0.60	0.54
十一月	0.61	0.57
十二月	0.62	0.58
二零零三年		
一月	0.63	0.60
二月	0.70	0.61
三月	0.65	0.62

應予採取之行動

適用於股東週年大會之代表委任表格隨函附奉。無論台端擬出席股東週年大會與否，均請依照刊載於代表委任表格的指示填寫代表委任表格，並於股東週年大會之指定舉行時間48小時前交回。股東交回代表委任表格後仍可親自出席會議及於會上投票。

推薦意見

董事認為授權回購股份乃符合本公司利益，故建議 閣下在即將舉行之股東週年大會上投票贊成該決議案。各董事將按其所持股權全數投票贊成該決議案。

此致

列位本公司股東 台照

主席兼董事總經理
郭令明
謹啟

二零零三年四月九日

(c) **董事、彼等之聯繫人士及關連人士**

各董事及(各董事經作出合理查詢後，就其所深知)各董事之任何聯繫人士(定義見上市規則)目前無意在該建議獲股東批准後，出售股份予本公司。

本公司各關連人士(定義見上市規則)並無告知本公司彼現時有意在本公司獲授權回購股份後，出售股份予本公司或承諾不會出售彼所持有之任何股份予本公司。

(d) **董事承諾**

董事已向聯交所承諾，會根據提呈之決議案，並按照上市規則及開曼羣島所有適用法例，及按照本公司之公司組織章程大綱及組織章程細則進行回購。

(e) **收購守則之影響**

若根據回購授權行使權力以回購股份後，某一股東於本公司投票權中所佔之權益比例有所提高，則就香港公司收購及合併守則(「收購守則」)而言，此類權益提高將被視作收購事項。因此，某一股東或一致行動之股東可取得或鞏固本公司之控股權及有責任按照收購守則第26條之規定提出強制收購建議。於最後實際可行日期及據董事所深知及確信，依照須遵照證券及期貨條例(香港法例第571章)第336條記錄於本公司保存之登記名冊內之資料，Hong Leong Investment Holdings Pte. Ltd.及其附屬公司(本公司之控權股東)直接及非直接擁有共231,119,512股本公司發行股份(約佔本公司所有已發行股份之60.33%)。當所有回購股份授權被行使及在383,125,524股本公司於最後實際可行日期之已發行股份之基礎上，其總持股量將會增加至約67.03%。此增加將不會引發任何責任須按照收購守則第26條之規定提出強制收購建議。董事並不知悉有任何股東或一致行動之股東，當董事根據回購授權行使權力回購股份之後，將有責任按照收購守則第26條之規定提出強制收購建議。

回購股份之一般授權

在訂於二零零三年五月二十六日舉行的股東週年大會上，將提呈一項普通決議案，授予本公司董事一般授權，可行使本公司一切權力以回購本公司股本中之已發行及繳足股份。根據回購授權，本公司可回購之股份數目不得超過本公司於通過該決議案之日本公司已發行股本之10%。本公司之授權限制於香港聯合交易所有限公司(「聯交所」)進行回購。於二零零三年四月四日(即刊印本通函前之最後實際可行日期)(「最後實際可行日期」)，本公司有合共383,125,524股每股面值1.00港元之已發行股份(「股份」)。若於股東週年大會日期前並無發行其他股份，全數行使回購授權會令致本公司回購最多達38,312,552股股份。除非本公司於股東大會撤銷或修訂回購授權，回購授權將於經股東批准後起生效，直至本公司下屆股東週年大會。如有需要，會於其後各股東週年大會尋求股東批准回購授權續期。

(a) **回購股份授權之理由**

董事認為回購授權可為本公司帶來靈活性，可於適當時候回購股份，故對本公司有利。回購股份可提高本公司資產淨值及／或每股盈利。董事認為，與本公司於二零零二年十二月三十一日之財務狀況比較，若於建議回購期間全數進行建議回購，本公司之營運資金及負債水平將不會有重大逆轉。若回購會對本公司營運資金或負債比率有重大逆轉，則本公司不會進行回購。

(b) **資金來源**

在回購證券時，公司只能動用按照開曼群島之適用法例及本公司之公司組織章程大綱及細則可合法作此用途之資金。

開曼群島的公司法第二十二章(已合併及修改之1961年第3法律條文)只准許回購股本以公司之溢利或從新股本發行(用以作回購之用)的收入中支付、或根據公司法的條文以資本支付。

此乃要件　請即處理


ces.
City e-Solutions Limited

（於開曼羣島註冊成立之有限公司）

董事：
郭令明（主席兼董事總經理）
楊為榮（行政總裁）
郭令裕
郭令栢
顏溪俊
王鴻仁*
葉偉霖

獨立董事：
羅嘉瑞醫生*
李積善*
陳智思*

* 非執行董事

主要辦事處：
香港
灣仔
港灣道23號
鷹君中心
28樓2803室

註冊辦事處：
P.O. Box 309
Grand Cayman
開曼群島
British West Indies
Maples and Calder
轉交

敬啟者：

回購股份之一般授權

緒言

City e-Solutions Limited（「本公司」）即將於二零零三年五月二十六日上午十時在香港灣仔港灣道23號鷹君中心28樓2803室舉行股東週年大會（「股東週年大會」），建議提呈（其中包括）一項決議案，藉以授予本公司董事（「董事」）一般授權回購本公司股份（「回購授權」）。本通函依照香港聯合交易所有限公司證券上市規則（「上市規則」）之規定，刊載說明函件以提供有合理需要之一切資料，以助本公司股東就是否投票贊成或反對為批准本公司回購其本身股份而提呈之決議案，作出知情之決定。